As filed with the Securities and Exchange Commission on June 22, 1999
                                                      Registration No. 333-_____
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM SB-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                        ------------------------------

                                 UroGen Corp.
                (Name of small business issuer in its charter)
                        ------------------------------

           Delaware                          3845                    33-0687976
(State or other jurisdiction of  (Primary Standard Industrial     (I.R.S. Employer
incorporation or organization)   Classification Code Number)   Identification Number)

                               10835 Altman Row,
                                   Suite 150
                              San Diego, Ca 92121
                                (619) 450-5949
  (Address and  telephone number of principal executive office and principal place of businesss)
                        ------------------------------
                              Robert E. Sobol, MD
                     President and Chief Executive Officer
                                 Urogen Corp.
                          10835 Altman Row, Suite 150
                              San Diego, Ca 92121
                                (619) 450-5949
           (Name, address and telephone number of agent for service)
                                  Copies to:
                           Herbert P. Fockler, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                              Palo Alto, CA 94304
                                (650) 493-9300
                        ------------------------------

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _____

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------
                                                                         Proposed
    Title of each class                              Proposed             Maximum
    of securities to be         Amount to be     maximum offering   Aggregate offering      Amount of
         registered              Registered (1) price per unit (2)     price (2)         registration fee
---------------------------------------------------------------------------------------------------------
       Common Stock,
      $0.001 par value        4,284,894 shares         $0.25             $1,071,224           $298
---------------------------------------------------------------------------------------------------------

(1) Represents shares already issued plus the estimated maximum number of shares of the Common Stock of the Registrant which may be issued to the Selling Security Holders upon exercise of the warrants for Common Stock. In the event of a stock split, stock dividend or similar transaction involving the Common Stock of the Registrant, in order to prevent dilution, the number of shares registered shall be automatically increased to cover additional shares in accordance with Rule 416 (a) under the Securities Act.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, calculated in accordance with Rule 457(c) on the basis of the average of the bid and ask prices reported for such securities on the Electronic Bulletin Board on June 11, 1999.
--------------------------------------------------------------------------------
                                ______________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                                   PROSPECTUS


                                  UroGen Corp.

                                4,284,894 Shares
                                  COMMON STOCK

     On July 8, 1998 and April 28, 1999, we sold Convertible Subordinated Notes with detachable Warrants raising $1,030,000 and $400,000, respectively. The purpose of this Registration Statement is to register the shares underlying the Notes and Warrants.

     The July 1998 Notes bore interest at 8% and were due June 30, 1999 unless previously converted. The July 1998 Notes were convertible, at the option of the holder, into Common Stock ($.001 par value) of UroGen Corp. at $1.00 per share, and automatically converted into Common Stock immediately prior to the filing of this Registration Statement to register the resale of the underlying shares. In addition, each purchaser of the July 1998 Notes received a warrant to purchase a number of shares of Common Stock of UroGen equal to one share for each $2.00 of principal under the purchased note. The warrants are exercisable for seven years from issuance and have an exercise price of $0.74 per share.

     The April 1999 Notes bore interest at 8% and were due March 30, 2000 unless previously converted. The April 1999 Notes were convertible, at the option of the holder, into Common Stock at $0.30 per share, and automatically converted into Common Stock immediately prior to the filing of this Registration Statement to register the resale of the underlying shares. In addition, each purchaser of the April 1999 Notes received a warrant to purchase a number of shares of Common Stock of UroGen equal to one share for each $0.30 of principal under the purchased note. The warrants are exercisable for seven years from issuance and have an exercise price of $0.30 per share.

     On June 11, 1999, the closing price of the Common Stock, which is quoted on the Electronic Bulletin Board under the symbol "UROG", was $0.27 per share.

                                 _____________
                        THE COMMON STOCK OFFERED HEREBY
              INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                             COMMENCING ON PAGE 6.
                                 _____________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  THE DATE OF THIS PROSPECTUS IS JUNE 22, 1999

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World Wide Web site that contains reports, proxy and information statements, and other information that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. This Web site can be accessed at http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form SB-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company, the Notes and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

                              PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by the detailed information and financial information appearing elsewhere in this Prospectus. This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. When used in this Prospectus, the words "believes," "intends," "anticipates" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include the timing and acceptance of new product introductions, the actions of the Company's competitors and business partners, and those discussed under the caption "Risk Factors". Unless the context requires otherwise, all references herein to the "Company" or "UroGen" mean UroGen Corp. and its wholly-owned subsidiary.

                                  THE OFFERING

Common stock offered by UroGen                                 None

Common Stock offered by the Selling Securityholders            4,284,894  shares, including 1,848,333
                                                               shares issuable upon exercise of the
                                                               warrants

Common Stock outstanding after the offering                    11,845,327 shares
                                                               13,693,649 shares assuming all 1,848,333
                                                               shares are issued upon exercise of the
                                                               warrants

Use of Proceeds                                                The Company will not receive proceeds from
                                                               the sale of the Shares offered hereby.

                                  THE COMPANY

     UroGen Corp. is a biopharmaceutical company dedicated to the development of innovative gene therapy products utilizing advanced adenoviral vector technologies for the treatment of hemophilia, cancer and other genetic disorders. In July 1998, UroGen acquired certain equipment from the gene therapy unit of Baxter Healthcare Corporation together with exclusive rights to certain technologies in exchange for 1,841,217 shares of Common Stock of UroGen and 5,830 shares of Series A Preferred Stock of UroGen (see "Certain Relationships and Related Transactions - Baxter Agreements"). Pior to the acquisition, UroGen was a biotechnology company developing products for the diagnosis and therapy of prostate cancer. The technology acquired from Baxter is based upon recombinant adenoviral vector systems that we believe provide superior gene transfer efficiency and expression compared to other gene therapy approaches. The gene transfer vectors have been engineered to contain less than 3% of the native adenovirus. UroGen believes that removal of unwanted adenoviral genes permits increased gene transfer capacity with high level, sustained gene expression and improved safety compared to standard vector systems. Because these recombinant viruses are engineered to minimize the presence of adenoviral gene sequences, they are termed "Mini-Ad" vectors. These Mini-Ad vectors retain the broad range of cellular infectivity and efficient gene transfer characteristics of native adenoviruses. Importantly, we believe we have engineered gene retention and expression capabilities into our Mini-Ad systems which provide for sustained, high level gene expression. We believe our gene transfer and expression systems will advance the capabilities of gene therapy for disease management, providing what we believe to be efficient gene transfer and long term gene expression desired for clinical applications.

     The initial focus of our research and development efforts will be the generation of products for the treatment of hemophilia and prostate cancer. Two vector products are under development: 1) Factor VIII Mini-Ad Vector for the treatment of hemophilia; 2) Complementary Oncolytic Interleukin-3 (IL-3) Adenoviral Vectors which result in tumor specific cell lysis, radiation sensitization and anti-tumor immune responses for the treatment of prostate cancer. The Factor VIII Mini-Ad Vector for hemophilia is expected to provide a greater duration of active Factor VIII function, preventing chronic bleeding and joint damage which are characteristic of this disorder. The IL-3 Adenoviral Vectors are comprised of a mixture of two adenoviral vectors which complement each other resulting in viral replication and propagation restricted to tumor tissues leading to specific tumor cell lysis, radiation sensitization and anti-tumor immune responses for the treatment of prostate cancer.

     UroGen was incorporated in Delaware in June 1995 as a wholly-owned subsidiary of Medstone International, Inc., a Delaware Company. The business of UroGen was formed from the medical biology and small molecule pharmaceuticals divisions of Medstone. UroGen operated as two divisions of Medstone from July 1, 1991 to December 29, 1995. On February 9, 1996, Medstone distributed of all of the outstanding stock of UroGen Corp. to its shareholders by issuing a dividend of one share of UroGen Common Stock for each share of Medstone stock held as of December 29, 1995. Our principal executive offices are located at 10835 Altman Row, Suite 150, San Diego, California 92121, and our telephone number is (619) 450-5949. References in this Prospectus to "we", "us", "UroGen" or "the Company" refer to UroGen Corp., a Delaware corporation.

                  Summary Consolidated Financial Information
                    (in thousands, except per share amounts)

                                                                                                               Period
                                                                                                              from July
                                                                                       Three Months Ended     1, 1991 to
                                               Year Ended December 31,                      March 31,          March 31,
                                 --------------------------------------------------    ------------------     ----------
                                  1998(1)      1997       1996      1995      1994      1999        1998         1999
                                 --------     ------    -------    ------    ------    ------      ------     ----------
Statement of Operations Data:

Net revenues...................  $   192      $  194    $     -     $   -    $    -    $    -      $  121     $      841
Total costs and expenses ......    7,858         497        522        75       398       735         239         13,794
Loss from operations...........   (7,666)       (303)      (522)      (75)     (398)     (735)       (119)       (12,953)
Other income...................        -           -         64         -         -         1           -             65
Interest income (expense)......     (296)          4         14         -         -       (56)          1           (334)

Net loss.......................  $(7,962)     $ (299)   $  (444)    $ (75)   $ (398)   $ (790)     $ (118)    $  (13,222)

Net loss per share.............  $ (1.00)     $(0.04)   $ (0.07)      N/A       N/A    $(0.08)     $(0.02)

Weighted average shares
 outstanding...................    7,997       7,331      5,980       N/A       N/A     9,383       7,537

_________________________
(1) Includes a one-time charge of $5,455,000 related to the write-off of acquired in-process technology. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

                                                                                       March           December
                                                                                         31,              31,
                                                                                      --------         ---------
                                                                                        1999             1998
                                                                                      --------         ---------
Balance Sheet Data:
Working capital....................................................................   $  (954)          $(1,274)
Total assets.......................................................................     1,127             1,098
Long-term debt, net of current portion.............................................     1,432             1,044
Shareholders' equity...............................................................    (1,998)           (1,934)

                                 RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to UroGen on the date of this Prospecuts, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In evaluating UroGen's business, you should consider carefully the following factors in addition to the other information set forth in this Prospectus.

We will require substantial additional capital to fund our operations, which may be difficult or impossible to obtain

     Our operations to date have consumed substantial amounts of cash. The negative cash flow from operations is expected to continue and to accelerate in the foreseeable future. The development of our products will require a commitment of substantial funds to conduct the costly and time-consuming research, preclinical and clinical testing necessary to bring our products to market and to establish manufacturing and marketing capabilities. UroGen's future capital requirements will depend on many factors, including scientific progress in our research and development programs, our ability to establish collaborative arrangements with others for drug development, progress with preclinical and clinical trials, the time and costs involved in obtaining regulatory approvals and effective commercialization activities.

     We expect that our existing capital resources, including funds received from Baxter under the Development Collaboration Agreement, and $400,000 in committed capital will enable us to maintain our current and planned operations through February 2000. Accordingly, we will need to raise substantial additional capital to fund our operations. We intend to seek such additional funding either through collaborative arrangements or through public or private equity or debt financings. We cannot assure you that additional financing will be available on acceptable terms or at all. If we raise additional funds by issuing equity securities you will experience further dilution with respect to the stock purchased in this offering. If adequate funds are not available, the Company may be required to delay or reduce the scope of its operations or to obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights it may have acquired in the interim.

There are significant uncertainties related to the development of our products

     Our products are in the early stages of development. None of our products are in clinical trials. The development of safe and effective gene therapies is highly uncertain and subject to numerous risks. Products that may appear to be promising at early stages of development may not reach the market for a number of reasons. Products may be found to be ineffective or cause harmful side effects during clinical trials, may take longer to progress through clinical trials than we anticipate, may not receive necessary regulatory approvals, may prove to be impractical to manufacture in commercial quantities or may fail to achieve market acceptance.

     The results of initial preclinical testing of the products we are developing are not necessarily indicative of results that will be obtained from subsequent or more extensive preclinical studies or clinical testing. We will need to perform additional development and clinical testing before we can seek regulatory approval for commercialization of our potential products. The clinical trials of our products may not demonstrate safety and efficacy to the extent necessary to obtain regulatory approval. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. If we cannot adequately demonstrate the safety and efficacy of our potential products, regulatory approval would be delayed or denied, which would have a material adverse impact on UroGen's business, financial condition and results of operations.

     The timing and completion of planned clinical trials are dependent on a number of factors including how quickly we can enroll patients in the trials. Patient enrollment is a function of factors such as the size of the patient population, the number of clinical sites, how close patients live to clinical sites, the eligibility criteria for the study and whether there are any competing trials. Delays in patient enrollment in clinical trials may result in increased costs, program delays or both which could have a material adverse effect on our business, financial condition and results of operations.

We face intense competition and must cope with rapid technological change

     UroGen is engaged in a rapidly changing field. Existing products and therapies to treat hemophilia and prostate disorders will compete directly with the products that we are seeking to develop and market. Competition from fully integrated pharmaceutical companies and more established biotechnology companies is expected to increase. Most of these companies have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than we do. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical companies. Many of these competitors have significant products approved or in development and operate large, well-funded research and development programs. Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for product and clinical development and marketing. These companies and institutions also compete with us in recruiting and retaining highly qualified scientific and management personnel. In addition, UroGen will face competition based on product efficacy, safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position. Our competitors may develop more effective or more affordable products, or achieve earlier patent protection or product commercialization and market penetration than we will. Additionally, technologies developed by our competitors may render our potential products uneconomical or obsolete, and we may not be successful in marketing our potential products against such competitors.

We lack manufacturing experience and may rely heavily on contract manufacturers

     UroGen has no manufacturing facilities for clinical or commercial production of any compounds. We are currently evaluating whether to establish arrangements with contract manufacturers to supply compounds for clinical trials or to establish our own manufacturing facility. We may not be able to establish our own manufacturing facility to produce our product with acceptable quality in a cost effective manner. Additionally, contract manufacturers may not be able to produce our products at commercially reasonable prices or with acceptable quality. If we are unable to establish our manufacturing facility or contract for sufficient and timely supplies of compounds on acceptable terms, our preclinical and human clinical testing schedule would be delayed, resulting in the delay of submission of products for regulatory approval and initiation of new development programs. Any such delay would have a material adverse effect on UroGen. If we encounter delays or difficulties in establishing relationships with manufacturers to produce, package and distribute our finished products, market introduction and subsequent sales of such products would be adversely affected. Manufacturing facilities which we establish and contract manufacturers that we may use must adhere to current good manufacturing practice ("GMP") regulations enforced by the FDA through its facilities inspection program. If these facilities cannot pass a pre-approval plant inspection, the FDA pre-market approval of the products will be adversely affected.

We are subject to significant government regulation

     The production and marketing of our products and our ongoing research and development activities is subject to extensive regulation by numerous governmental authorities in the United States and other countries. Prior to marketing in the United States, any drug developed by UroGen must undergo rigorous preclinical (animal) and clinical (human) testing and an extensive regulatory approval process implemented by the US Food and Drug Administration ("FDA") under the Food, Drug and Cosmetic Act. Satisfaction of these regulatory requirements, which includes satisfying the FDA that the product is both safe and effective, typically takes several years or more depending upon the type, complexity and novelty of the product, and requires the expenditure of substantial resources. We may encounter problems in clinical trials which may cause us or the FDA to delay or suspend clinical trials. Clinical trials are rigorously regulated. Preclinical studies must be conducted in conformance with the FDA's good laboratory practice ("GLP") regulations. Clinical testing must meet requirements for institutional review board oversight and informed consent, as well as FDA prior review, oversight and good clinical practice requirements. We have limited experience in conducting and managing the preclinical and clinical testing necessary to obtain regulatory approval. Clinical trials in the United States frequently require large numbers of test subjects. Those conducting clinical trials for UroGen may not be able to initiate trials at preferred clinical test sites or recruit sufficient test subjects, and clinical trials may not be started or completed successfully within any specified time period, if at all, with respect to any of UroGen's products. Furthermore we may, or the FDA may require us to, suspend clinical trials at any time if it is felt that the subjects participating in such trials are being exposed to unacceptable health risks. We cannot assure you that we will not encounter problems in clinical trials which will cause us or the FDA to delay or suspend clinical trials.

     Any product developed by UroGen alone or in conjunction with others may not prove to be safe and efficacious in clinical trials or meet all of the applicable regulatory requirements needed to receive marketing approval. Before receiving FDA approval to market a product, we may have to demonstrate that the product represents an improved form of treatment compared to existing therapies. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approvals. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development and FDA regulatory review. Similar delays may also be encountered in foreign countries. Even after such time and expenditures, we may not obtain regulatory approval for any products developed by us. If regulatory approval of a product is granted, such approval will be limited to those disease states and conditions for which the product is useful, as demonstrated through clinical studies. Furthermore, approval may entail ongoing requirements for postmarketing studies.

     Even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections. The regulatory standards for manufacturing are currently being applied stringently by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. Moreover, Congress has given drug pricing extensive scrutiny and is considering legislation to restrict price increases of pharmaceutical products, especially sales to the Federal and state governments. Legislation and regulations affecting the formula for pricing pharmaceutical products may change before our products, if any, are approved for marketing.

     We intend to establish collaborative relationships to conduct clinical testing and seek regulatory approvals to market its products in major markets outside the United States. We may not be successful in establishing such relationships, and such approvals may not be received on a timely basis, if at all. Sales of pharmaceutical products outside of the United States are subject to regulatory requirements that vary widely from country to country. In the European Union ("EU"), the general trend has been towards coordination of common standards for clinical testing of new drugs, leading to changes in various requirements imposed by each EU country. The level of regulation in the EU and other foreign jurisdictions varies widely. The time required to obtain regulatory approval from comparable regulatory agencies in each foreign country may be longer or shorter than that required for FDA approval. In addition, in certain foreign markets, we may be subject to governmentally mandated prices. The foreign regulatory approval process exposes the UroGen to risks similar to those risks associated with FDA approval set forth above.

We are dependent on future collaborations with others

     Our strategy for the development, clinical testing, manufacturing and commercialization of our products includes entering into various collaborations with corporate partners, licensors, licensees and others. We may not be able to negotiate these collaborative arrangements on acceptable terms, if at all. Even if we enter into these collaborative arrangements, they may not be successful. To the extent that we are unable to establish such arrangements, UroGen would experience increased capital requirements to undertake these collaborative activities at our own expense. In addition, we may encounter significant delays in introducing our products into certain markets or find that the development, manufacture or sale of our products in such markets is adversely affected by the absence of such collaborative agreements.

We may not be able to adequately protect our intellectual property and proprietary rights

     Our success will depend in part on our ability to obtain patents, maintain trade secrets and operate without infringing on the proprietary rights of others, both in the United States and other countries. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patentsare difficult to predict with any degree of certainty. Patents which may be issued to or licensed by UroGen may be challenged, invalidated or circumvented. Rights granted thereunder may not provide us with proprietary protection or competitive advantages.

     Competitors may have filed applications, may have been issued patents or may obtain additional patents and proprietary rights relating to products or processes competitive with those that we may acquire or develop. Specifically, in April 1999, a patent was issued for adenoviral vector technology which may be competitve with our patent applications for our Mini-Ad vectors. Although we do not believe that our technology infringes upon any valid claim of this patent, there can be no assurances that our position would be substantiated if challenged. There is a substantial backlog of biotechnology and pharmaceutical patents at the U.S. Patent and Trademark Office. Accordingly, the time at which UroGen's or competitors' patent applications may issue as patents cannot be predicted. Since patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we may not have been the first to discover subject matter covered by its patent applications or patents or that it was the first to file patent applications for such inventions.

     Our commercial success will also depend, in part, on not infringing on patents issued to others and not breaching the technology licenses upon which any of our products are based. It is uncertain whether any third-party patents will require us to alter out products or processes, obtain licenses or cease certain activities. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in the cancer and hemophilia fields. Some of these applications or patents may be competitive with our applications, or conflict in certain respects with claims made under our applications. Such a conflict could result in a significant reduction of the coverage of our patents, if issued. In addition, if patents are issued to others which contain competitive or conflicting claims and such claims are ultimately determined to be valid, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. If any licenses are required, there can be no assurance that we will be able to obtain any such licenses, or if we do, that they will contain commercially favorable terms. The breach of an existing license or our failure to obtain a license to any technology that we may require to commercialize our products may adversely affect us. Litigation, which could result in substantial costs to us, may also be necessary to enforce any patents issued to us or to determine the scope and validity of third-party proprietary rights. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the PTO or litigation to determine priority of invention, which could result in substantial cost, even if the eventual outcome is favorable to us. Our future patents, if issued, may not be held valid and infringed by a court of competent jurisdiction. An adverse outcome with regard to a third party claim could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using such technology.

     We also rely on secrecy to protect our technology, especially where patent protection is not believed to be appropriate or obtainable. Thus, UroGen will protect its proprietary technology and processes, in part, by confidentiality agreements with its employees, consultants and certain contractors. These agreements may be breached, we may not have adequate remedies for any breach, and our trade secrets may otherwise become known or be independently discovered by our competitors.

We depend upon key personnel

     Our future success, if any, depends to a significant degree upon the continued service of key technical and senior management personnel, particularly Paul D. Quadros and Robert E. Sobol, MD., and Wei-Wei Zhang, M.D., PhD, the loss of any of whose services might significantly delay our product development and commercialization efforts. Only Paul D. Quadros is bound by an employment agreement, however, this employment agreement does not prevent Mr. Quadros from leaving the Company. In addition, we will rely on consultants and advisors, including its scientific advisors, to assist us in formulating our research and development strategy. In order to pursue our product development and marketing plans, we may be required to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in clinical testing, government regulation, manufacturing, and marketing. Product development and marketing will likely also require the addition of management personnel and the development of additional expertise by existing management personnel. Our future success depends on our ability to attract and retain such highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to retain its technical and managerial employees or attract, assimilate or retain highly qualified technical and managerial personnel in the future. If we are unable to hire the necessary technical personnel, our ability to develop products (or any future enhancements or modifications thereof) could be impaired. Failure to do so could have a material adverse effect upon our business and results of operations. Further, a portion of our research and development will be conducted under sponsored research programs with universities and other research organizations. We will depend on the availability of the principal investigator for each such program, and these individuals or their research staffs may not be available to conduct the necessary research and development. Our collaborators will not be employees of UroGen. As a result, we have limited control over their activities and can expect that only limited amounts of their time will be dedicated UroGen activities.

Our auditors have expressed doubt regarding our ability to continue operations

     Our independent auditors have issued their report on our financial statements. This report contains an explanatory paragraph which expresses substantial doubt regarding UroGen's ability to continue as a going concern based on certain existing conditions such as our negative stockholders' equity position and the negative cash flow generated from operations. Successful completion of our development program and our transition, ultimately, to attaining profitable operations is dependent upon obtaining additional financing adequate to fulfill our research and development activities, and achieving a level of revenues adequate to support our cost structure.

UroGen is a development stage company with a limited operating history

  UroGen was formed in June 1995 and is in the early development stage. We are subject to all the risks inherent in the establishment of a new business enterprise. Our predecessor divisions were engaged solely in research and development activities, and did not market any products or generate any revenue. Similarly, we are primarily engaged in research and may not generate significant revenues from operations for several years. The likelihood of our success must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business in a complex field.

We have a history of operating losses and a significant accumulated deficit

  UroGen and its predecessor divisions have experienced significant operating losses since their inception in 1991. As of March 31, 1999, our balance sheet reflects an accumulated deficit of $9,495,543. We expect to incur significant additional operating losses over the next several years as we expand our research and development efforts. Our ability to achieve profitability depends upon our ability, alone or with others, to successfully complete development of pharmaceutical products, obtain required regulatory approvals and manufacture and market our products.

We lack marketing experience, and our revenues may depend on the efforts of third parties

  UroGen has no experience in sales, marketing or distribution. We have entered into a distribution agreement with Baxter Healthcare Corporation under which Baxter has exclusive, worldwide right to market, sell and distribute the hemophilia product for the longer of ten years from the date of regulatory approval of the first hemophilia product or the last to expire of any related patents issued on or before ten years from the date of the first regulatory approval. Therefore, we are dependent upon the efforts of Baxter to receive revenues on the hemophilia product. To the extent that we enter into additional co-promotion, distribution or other licensing arrangements, any revenues we receive will depend upon the efforts of third parties, and such efforts may not be successful.

Our revenues will likely depend on third party reimbursements, the availability of which is uncertain

  In both domestic and foreign markets, sales of our products, if any, will depend, in part, on the availability of third party reimbursement payments from government agencies and private insurers, such as Blue Cross and the Medicare reimbursing agency (HCFA), for the costs of or charges for treatments utilizing the products. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Our products may not be considered cost effective, and adequate third-party reimbursement may not be available to enable UroGen to maintain price levels sufficient to realize an appropriate return on its investment in product development. Before any product can be marketed in the United States, animal testing and extensive human clinical trials must be conducted to successfully demonstrate its safety and efficacy to the FDA. During the conduct of clinical trials for a product, we may not be successful in obtaining approvals for reimbursement payments relating to the particular product. While reimbursement is customary for therapies the FDA allows to be marketed after they have been proven safe and effective, approvals to reimburse for the costs of product treatments may not be granted by third-party payors even if we are successful in obtaining necessary marketing approvals for a product from the FDA.

We face the risk of product liability for which we may not have adequate insurance coverage

  Our business will expose us to potential product liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. We currently have no clinical trial liability insurance for its human clinical trials; and we may not be able to obtain and maintain such insurance for all of our clinical trials. We may not be able to obtain or maintain product liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities.

 We are subject to risks associated with the use of hazardous materials

   Our research and development efforts involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, UroGen could be held liable for any damages that result and any such liability could exceed our resources.

Our stock is subject to extreme price volatility

   The market prices for securities of early stage biopharmaceutical companies such as our securities, are highly volatile. Announcements of technological innovations or new commercial products by UroGen or its present or potential competitors, developments concerning proprietary rights, developments in our relationships with future collaborative partners, if any, adverse results in our operating results, field or clinical tests, adverse litigation, unfavorable legislation or regulatory decisions, public concerns regarding our products and general market conditions may have a significant impact on our business and on any market price of UroGen Corp. Common Stock. The market price of UroGen Corp. Common Stock may also be affected by general trends in the health care industry and other factors outside of our control. In addition, the stock market is subject to price and volume fluctuations that affect the market prices for companies in general and small capitalization, high technology companies in particular, and are often unrelated to their operating performance.

  Our Common Stock is currently traded in the over-the-counter market on an electronic bulletin board established for securities that do not meet the Nasdaq Small Cap Market listing requirements or in what are commonly referred to as the "pink sheets." The Common Stock is not expected to be eligible for initial quotation on the Nasdaq Small Cap Market for the foreseeable future and may be significantly less transferable than other securities listed on the Nasdaq Small Cap Market, the Nasdaq National Market or other stock exchanges and reporting systems. Moreover, if we continue to experience losses from operations, we may be unable to achieve the minimum standards for quotation on the Nasdaq Small Cap Market. As a result, our stockholders would find it more difficult to dispose of, or to obtain accurate quotations as to the price of, our securities. In addition, our securities may be subjected to so-called "penny stock" rules that impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities. This could affect the ability or willingness of broker-dealers to sell and/or make a market in our securities and the ability of holders of our securities to sell their securities in the secondary market.

There may be an adverse impact from shares eligible for future sale

  Sales of shares of UroGen Common Stock in the public market (including shares being registered in this Prospectus and shares which will be issued when stock options are exercised) could have an adverse effect on the market price of the Common Stock. Sales of this stock might also make it more difficult for us to sell equity securities and equity-related securities in the future at a time and price that is acceptable.

                                USE OF PROCEEDS

We will not receive proceeds from the sale of the Common Stock offered in this Prospectus.

                          PRICE RANGE OF COMMON STOCK

  Our Common Stock is traded on the over-the-counter market on the electronic bulletin board under the symbol "UROG." Our Common Stock began trading on February 13, 1998, upon the lapse of the prohibition on transfers imposed at the time the Common Stock was first distributed. The following table shows for the periods indicated the high and low closing prices for the Common Stock:


                                                                                               High            LOW
--------------------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED December 31, 1998
       First Quarter                                                                               $2.25          $0.22
       Second Quarter                                                                              $1.25          $0.31
       Third Quarter                                                                               $1.00          $0.38
       Fourth Quarter                                                                              $0.50          $0.31
FISCAL YEAR ENDED December 31, 1999
       First Quarter                                                                               $0.40          $0.31
       Second Quarter (through June 11, 1999)                                                      $0.33          $0.27

     On June 11, 1999, the last reported sale price of the Common Stock as reported on the over-the-counter market was $0.27 per share. As of June 11, 1999, there were approximately 1,300 holders of record of Common Stock.


                                DIVIDEND POLICY

     We have never paid any cash dividends on our Common Stock to date. We currently anticipates that we will retain all future earnings, if any, to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

     The following table sets forth as of March 31, 1999, (i) actual capitalization of the Company (ii) the pro forma capitalization of the Company giving effect to the proceeds of the April 1999 Offering and (iii) the conversion of the Convertible Subordinated Notes and accrued interest into 2,436,602 shares of Common Stock. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                   March 31, 1999
                                                                    Actual            Pro forma              As Adjusted (1)
                                                                  ----------     ------------------        -------------------
                                                                                   (in thousands)
Notes payable                                                      $  1,030           $ 1,430                       $     -

Advance from related party                                            1,432             1,432                         1,432

Stockholders' Equity (Deficit)

   Preferred Stock - $0.01 par value; 5,000,000 shares
    authorized; 6,534 (actual), 6,534 (pro forma) and 6,534
    (as adjusted) issued and outstanding                                  -                 -                             -

   Common Stock - $0.001 par value;  40,000,000 shares
    authorized;  9,408,755 (actual),  9,408,755 (pro forma)
    and  11,845,327 (as adjusted) issued and outstanding (2)              9                 9                            12

   Additional paid-in capital                                         7,489             7,755                         9,253

   Deficit accumulated during development stage                      (9,496)           (9,762)                       (9,773)
                                                                   --------           -------                       -------

        Total stockholders' deficit                                $ (1,998)          $(1,998)                      $  (508)
                                                                   --------           -------                       -------

        Total capitalization                                       $    464           $   864                       $   924
                                                                   ========           =======                       =======

(1) For purposes of calculating the number of conversion shares related to accrued interest, assumes that the conversion took place on May 15, 1999.

(2) Excludes 2,996,183 and 2,182,805 shares (of which 1,848,333 are being registered hereby) issuable upon exercise of outstanding options and warrants as weighted average exercise prices of $0.29 and $0.38. Excludes an additional 2,081,485 shares reserved for future grants under stock option plans. See "Description of Capital Stock" and Notes to the Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected historical financial data of UroGen Corp., and the UroGen division of Medstone, UroGen's predecessor, reflect UroGen's operating results as a stand-alone entity during 1996, 1997 and 1998, and UroGen's historical operation as a division of Medstone for the prior periods. The financial data as of March 31, 1999 and for the periods ended March 31, 1999 and 1998 and for the period from July 1, 1991 (inception) to March 31, 1999 have been derived from unaudited financial statements of the Company. In the opinion of management, such unaudited financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. The financial data as of December 31, 1998 and for each of the years in the three-year period ended December 31, 1998 have been derived from the audited financial statements of the Company, included elsewhere herein. The financial data for all other periods and dates have been derived from audited financial statements of the UroGen division of Medstone which are not included herein. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, related notes and other financial information included herein.

                                                                                                                 Period from
                                                                                        Three Months            July 1, 1991
                                                                                            ended              (inception) To
                                                   Year ended December 31,                March 31,               March 31,
                                        --------------------------------------------------------------------   --------------
                                          1998      1997      1996      1995      1994      1999      1998          1999
                                        --------  --------  --------  --------  --------  --------  --------   --------------
Statement of Operations Data:
 Net revenues.........................   $   192   $   194  $      -  $      -  $      -  $      -   $   121        $     841
                                         -------   -------  --------  --------  --------  --------   -------        ---------
 Costs and expenses:
    Cost of sales                              -         -         -         -         -         -         -              822
    Research and development..........     1,916       346       384        75       165       539       146            5,974
    General and administrative........       487       151       174         -       233       196        93            1,543
    Write-off of acquired in-process
        technology....................     5,455         -         -         -         -         -         -            5,455
                                         -------   -------  --------  --------  --------  --------   -------        ---------
          Total costs and expenses....     7,858       497        22         5        98       735       239           13,794
                                         -------   -------  --------  --------  --------  --------   -------        ---------
    Income from operations............    (7,666)     (303)     (522)      (75)     (398)     (735)     (119)         (12,953)
  Other income........................         -         -        64         -         -         1                         65
  Interest expense....................      (306)        -         -         -         -       (59)                      (365)
  Interest income.....................        10         4        14         -         -         3         1               31
                                         -------   -------  --------  --------  --------  --------   -------        ---------
  Net loss............................   $(7,962)  $  (299) $   (444) $    (75) $   (398) $   (790)     (118)       $ (13,222)
                                         =======   =======  ========  ========  ========  ========   =======        =========

Net loss per share....................   $ (1.00)  $  0.04) $  (0.07)      N/A       N/A  $  (0.08)  $ (0.02)
                                         =======   =======  ========                      ========   =======
Weighted average shares outstanding...     7,997     7,311     5,980       N/A       N/A     9,383     7,537
                                         =======   =======  ========                      ========   =======

                                                                                        March           December
                                                                                         31,               31,
                                                                                        1999              1998
                                                                                      -------           --------
Balance Sheet Data:
Working capital....................................................................   $  (954)          $(1,274)
Total assets.......................................................................     1,127             1,098
Long-term debt, net of current portion.............................................     1,432             1,044
Stockholders' equity...............................................................    (1,998)           (1,934)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below, under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  UroGen commenced operations as a stand-alone entity in January 1996 to develop pharmaceuticals to treat diseases in urology, with a particular interest in prostate cancer. On July 8, 1998, UroGen entered into an agreement with Baxter Healthcare Corporation in which we acquired the exclusive rights to certain gene therapy technologies and certain tangible assets in exchange for 1,841,219 shares of Common Stock and 5,830 shares of Series A Preferred Stock (See "Certain Relationships and Related Transactions-Baxter Agreements").

  UroGen has been in the development stage since inception, with its current activities consisting of the development of its core technology, which is based upon novel recombinant adenoviral vector systems, that we believe provide superior gene transfer efficiency and expression compared to other gene therapy approaches. We expect to incur increasing research and development expenditures as we focus our efforts on further development of its Factor VIII Mini-Ad Vector for Hemophilia and Complementary Oncolytic IL-3 Viral Vector Product. Accordingly, we expect no significant revenues and to incur significant operating losses over the next several years.

RECENT EVENTS

  In April 1999, the Company closed a financing in which we received $400,000 representing proceeds from the sale of unsecured convertible notes payable, which bore interest at 8% per annum and were due on March 30, 2000, unless previously converted. The notes were convertible, at the option of the holder, into Common Stock at $0.30 per share, and automatically converted into Common Stock immediately prior to the filing of any registration statement to register the resale of the underlying shares. The filing of the registration statement of which this Prospectus is a part caused such conversion, resulting in the issuance of 1,333,333 shares of Common Stock.

  In addition, each note holder received a warrant to purchase the same number of shares of Common Stock as his or her notes converted into. The warrants are exerciseable for seven years from issuance and have an exercise price of $0.30 per share.

  In April 1999, the United States Patent and Trademark Office issued a patent to another company for an adenoviral vector technology. This patent may be competitive with our Mini-Ad vector technology. Although we do not believe that our technology infringes upon any valid claim of this patent, there can be no assurances that our position would be substantiated if challenged. Such a conflict could result in a significant reduction of the coverage of our patents, if issued. In addition, we may be required to obtain licenses to this patent or to develop or obtain alternative technology. If a license is required, there can be no assurances that we will be able to obtain such a license, or that if we do, that it will contain commercially favorable terms.

RESULTS OF OPERATIONS

Revenues

  UroGen has generated revenues to date of $791,000 from contract research agreements and grants and $50,000 from the sale of proprietary biological materials. Total revenues for the years ended December 31, 1998, 1997 and 1996 were $192,000, $194,000, and none, respectively. There were no revenues for the three months ended March 31, 1999. We anticipate seeking additional research agreements and grants to help fund research and development efforts; however, we do not expect that contract research will result in significant revenues in the future. We do not anticipate revenues from products for at least four years.

Research and development and acquired in-process technology

  Research and development expenses and acquired in-process technology charges during the years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1999 were $348,000, $346,000, $7,371,053 and $539,276, respectively. Research and development expenses during 1996, 1997 and through June 30, 1998 consisted primarily of payments to consultants who were performing research and to fees related to technology licenses and patent applications. Following consummation of the Baxter transaction on July 8, 1998, research and development costs were expanded to include the costs of the hemophilia and cancer programs acquired from Baxter, but which were continued at Baxter until the employees and tangible assets involved were moved to our facilities in October 1998. Additionally, the technology acquired from Baxter valued at $5,455,505 was charged to acquired in-process technology due to the early stage of development. We anticipate increasing research and development expenditures in the future as we conduct preclinical and clinical testing necessary to bring our products to market and to establish manufacturing and marketing capabilities.

General and administrative expenses

  General and administrative expenses during the years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1999 were $174,000, $151,000, $488,000 and $195,449, respectively. General and administrative expenses include the costs of our administrative personnel and consultants, office lease expenses and other overhead costs, including legal and accounting costs. General and administrative expenses have increased related to the increased level of operations, and we expect general and administrative expenses to continue to increase to support our increasing research and development activities.

LIQUIDITY AND CAPITAL RESOURCES

  Net cash used by operating activities was $642,511 during the year ended December 31, 1998 and $1,091,213 during the three months ended March 31, 1999. Net cash used by operating activities consists primarily of UroGen's net loss increased by non-cash expenses, such as the write-off of in-process technology acquired with stock and expenses paid via advances from Baxter. Net cash used by investing activities of $63,493 during 1998 and $20,972 for the three months ended March 31, 1999 consists of the purchase of furniture and equipment. Net cash provided by financing activities of $946,634 during 1998 consists of proceeds from notes payable of $1,030,000 offset by expenses paid to raise capital. Net cash provided by financing activities for the three months ended March 31, 1999 of $1,462,175 consists primarily of amounts received from Baxter for development of the hemophilia product and payment of a note receivable from a stockholder.

  Medstone funded all of UroGen's operations from July 1, 1991 (inception) through and ending with a $500,000 capital contribution of cash on February 9, 1996. In July 1998, we completed an offering of 8% Convertible Subordinated Notes due June 30, 1999, which raised $1,030,000. In April 1999, we completed another offering of Convertible Subordinated Notes due March 31, 2000, which raised $400,000. UroGen has incurred net losses of $13,221,326 since its inception and has never been profitable during its existence. We expect to incur significant additional operating losses over the next several years as our research and development efforts expand. Our ability to achieve profitability depends upon our ability, alone or with others, to successfully complete development of products, obtain required regulatory approvals and manufacture and market products. We can not assure you that we will be successful or that we will attain significant revenues or profitability. Our operations to date have consumed substantial amounts of cash. The negative cash flow from operations is expected to continue and to accelerate in the foreseeable future. The development of our products will require a commitment of substantial funds to conduct the costly and time-consuming research, preclinical and clinical testing necessary to bring our products to market and to establish manufacturing and marketing capabilities.

     UroGen's future capital requirements will depend on many factors, including scientific progress in our research and development programs, our ability to establish collaborative arrangements with others for drug development, progress with preclinical and clinical trials, the time and costs involved in obtaining regulatory approvals and effective commercialization activities.

  Under the terms of our Developmental Collaboration Agreement and Credit Agreements with Baxter (See "Certain Relationships and Related Transactions Baxter Transactions"), Baxter is required to provide funding for development of the hemophilia product until we commence a Phase I Clinical Trial for the hemophilia product, at which time a milestone payment of $2,000,000 is due from Baxter. The funding under the Developmental Collaboration Agreement provided by Baxter is in the form of a note payable, which can be converted to Series B Preferred Stock at our option on December 31 of each year of the agreement. The $2,000,000 milestone payment is in the form of Series C Preferred Stock.

  We have commitments for $400,000 in additional capital through the sale of preferred stock and warrants. We anticipate our existing capital resources, including funds received from Baxter under the Developmental Collaboration Agreement, coupled with the commitment for an additional $400,000 in capital, will enable us to maintain our current and planned operations through February 2000. Accordingly, we will need to raise substantial additional capital to fund our operations. We intend to seek such additional funding either through collaborative arrangements or through public or private equity or debt financings. Additional financing may not be available on acceptable terms or at all. If adequate funds are not available, we may be required to delay or reduce the scope of our operations or to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights we may have.

  Our independent auditors have issued their report on our financial statements. This report contains an explanatory paragraph which expresses substantial doubt regarding UroGen's ability to continue as a going concern based on certain existing conditions. Successful completion of our development program and transition, ultimately, to attaining profitable operations is dependent upon obtaining additional financing adequate to fulfill our research and development activities, and achieving a level of revenues adequate to support our cost structure.

TECHNOLOGY LICENSES

  UroGen entered into a license agreement with The Immune Response Corporation in March 1997 which was amended in January 1999. Under the IRC License, UroGen is obligated to make a milestone payment to IRC of $200,000 upon the approval by the Food and Drug Administration or the governing health authority of any other country of its first product related to the licensed technology. This fee can be offset against future royalty payments. UroGen is obligated to pay royalties on its net sales revenue and a percentage of all revenues received from sublicenses relating to the tumor radiosensitization gene therapy technology. Additionally, UroGen agreed in the January 1999 amendment to reimburse IRC for past patent expenses relating to the licensed technology in the amount of $59,400 payable during 1999.

     In November 1997, UroGen entered into a license agreement with an individual and an affiliated research organization under which we obtained an exclusive right to certain technology for commercial purposes. UroGen is obligated to pay royalties on its net sales revenues and a percentage of revenues from sublicenses relating the technology (the "Running Royalties"). Additionally, UroGen is required to make minimum annual royalties of $30,000 for the duration of the agreement. The minimum annual royalties may be credited against Running Royalties, as defined, for that year. If there are no Running Royalties to offset the annual royalty, one-half of the annual royalty may be carried forward to offset Running Royalties from the following year. Within thirty days of UroGen entering into an agreement with a corporate partner or strategic alliance relationship related to this technology, UroGen will pay a minimum of $12,500 per month to fund additional research.

     In September 1996, UroGen entered into a license agreement with the Regents of the University of California to license rights to certain patents and continuing applications thereof in the field of diagnosis of metastases by nucleic acid amplification. We are required to pay an annual license maintenance fee of $10,000 until we are selling licensed product. We are also required to pay milestone fees of $25,000 upon filing an Initial New Drug Application on a licensed product or method with the Food and Drug Administration and $50,000 upon marketing approval of a licensed product or method by the FDA. UroGen will pay royalties on its net sales revenues of licensed products or methods. A minimum annual royalty of $50,000 is payable beginning with the year of first commercial sale of licensed product, but no later than the fifth year of the agreement. The minimum annual royalty will be credited against earned royalty due for the year in which the annual minimum payment was made.

YEAR 2000 COMPLIANCE

  The Year 2000 issue refers to the inability of a date-sensitive computer program to recognize a two-digit date field designated as "00" as the year 2000. Mistaking "00" for 1900 could result in a system failure or miscalculations causing disruptions to operations, an inability to process transactions or an inability to engage in other normal business activities. This is a significant issue for most companies with far-reaching implications, some of which cannot be anticipated or predicted with any degree of certainty.

  We are in the process of addressing the Year 2000 issue. The majority of our systems are either new or have been recently upgraded with upgrades including Year 2000 compliance. Such upgrades have cost approximately $1,500 to date. We do not engage in significant electronic interfaces with third parties. However, failure on the part of third parties we do business with to be Year 2000 compliant could impact their operations which would, in turn, impact our operations. The most reasonably likely worse case scenario resulting from the Year 2000 issue is unproductive operations. We will have a contingency plan in place for Year 2000 issues by September 1999.

  We anticipate that the amount we will spend to modify or replace software in order to remediate the Year 2000 issue should not have a material effect on UroGen's liquidity or results of operations. Additionally, those costs are not expected to cause reported financial information not to be indicative of future operating results or future financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  At March 31, 1999, the Company's cash and cash equivalents were invested in liquid checking and money market accounts, and will not change in value if interest rates change. Accordingly, an immediate 10% change in interest rates would not have an impact on our financial condition or results of operations.

  The Company does not conduct business with foreign entities, and does not have any foreign exchange risk.

                                   BUSINESS


  UroGen Corp. is a biopharmaceutical company dedicated to the development of innovative gene therapy products utilizing advanced adenoviral vector technologies for the treatment of hemophilia, cancer and other genetic disorders. In July 1998, UroGen acquired certain equipment from the gene therapy unit of Baxter Healthcare Corporation together with exclusive rights to certain technologies in exchange for 1,841,217 shares of Common Stock and 5,830 shares of Series A Preferred Stock. We also entered into agreements with Baxter under which Baxter will fund the development of our hemophilia product and Baxter obtained the exclusive, worldwide rights to market sell and distribute all hemophilia products we develop (See "Certain Relationships and Related Transactions Baxter Agreements"). Prior to the acquisition, UroGen was a biotechnology company developing products for the diagnosis and therapy of prostate cancer.

  The technology acquired from Baxter is based upon recombinant adenoviral vector systems that we believe provide superior gene transfer efficiency and expression compared to other gene therapy approaches. The gene transfer vectors have been engineered to contain less than 3% of the native adenovirus. UroGen believes that removal of unwanted adenoviral viral genes permits increased gene transfer capacity with high level, sustained gene expression and improved safety compared to standard vector systems. As these recombinant viruses are engineered to minimize the presence of adenoviral gene sequences, they are termed "Mini-Ad" vectors. These Mini-Ad vectors retain the broad range of cellular infectivity and efficient gene transfer characteristics of native adenoviruses. Importantly, we believe we have engineered capabilities into our mini-Ad systems which provide for sustained, high level gene expression. We believe our proprietary gene transfer and expression systems advance the capabilities of gene therapy for disease management, providing what we believe to be efficient gene transfer and long term gene expression desired for clinical applications.

  The initial focus of our research and development efforts will be the generation of products for the treatment of hemophilia and prostate cancer. Two vector products are under development: 1) Factor VIII Mini-Ad Vector for the treatment of hemophilia; and 2) Complementary Oncolytic Interleukin-3 (IL-3) Adenoviral Vectors which result in tumor specific cell lysis, radiation sensitization and anti-tumor immune responses for the treatment of prostate cancer. The Factor VIII Mini-Ad Vector for hemophilia is expected to provide a greater duration of active Factor VIII function, preventing chronic bleeding and joint damage which are characteristic of this disorder. The complementary oncolytic IL-3 Adenoviral Vectors are comprised of a mixture of two adenoviral vectors which complement each other resulting in viral replication and propagation leading to tumor cell lysis, radiation sensitization and anti-tumor immune responses for the treatment of prostate cancer.

  UroGen was incorporated in Delaware in June 1995 as a wholly-owned subsidiary of Medstone International, Inc., a Delaware Company. UroGen was formed from the medical biology and small molecule pharmaceuticals divisions of Medstone. The business of UroGen operated as two divisions of Medstone from July 1, 1991 to December 29, 1995. On February 9, 1996, Medstone distributed all of the outstanding stock of UroGen Corp. to its shareholders by issuing a dividend of one share of UroGen Common Stock for each share of Medstone stock held as of December 29, 1995. Our principal executive offices are located at 10835 Altman Row, Suite 150, San Diego, California 92121, and our telephone number is (619) 450-5949. References in this Prospectus to "we", "us", "UroGen" or "the Company" refer to UroGen Corp., a Delaware corporation.

RESEARCH AND DEVELOPMENTTHE MINI-AD SYSTEM

The Mini-Ad System

  The components of the Mini-Ad system are diagrammed in Figure 1. The Mini-Viral Plasmid contains the therapeutic transgene and promoter sequences which permit sustained transgene expression in host cells. The Ad Helper Cell Line and Helper Virus, respectively, provide the early E1A and other adenoviral genes required to package the Mini-Ad Vector into viral particles which contain the outer coat and core proteins of native adenoviruses. These proteins mediate the broad host range and efficient gene transfer characteristics of native adenoviruses. However, the genes encoding these proteins are not packaged into the Mini-Ad Vector, which is replication incompetent and contains less than 3% adenoviral components. The Mini-Ad Vector product is purified from the Ad Helper Cell Line and processed for distribution in an injectable preparation.

FIGURE 1 -- DIAGRAM OF COMPONENTS OF THE MINI-AD SYSTEM

Factor VIII Mini-Ad Vector for Hemophilia A / Liver Directed Gene Therapy

  The ease of delivery and affinity of adenoviruses for the liver makes it a logical target for this gene delivery system. Intravenous injection of adenoviruses results in viral infection in hepatocytes. The first Mini-Ad product under development is a Factor VIII vector for the treatment of hemophilia A. As the liver is one of the major organs for natural Factor VIII production, the vector has been engineered to optimize Factor VIII expression in this organ. The vector uses a tissue-specific promoter to drive Factor VIII cDNA expression for sustained high-level expression and secretion of the protein. In mouse hemophilia models, intravenous injection of this Mini-Ad vector resulted in serum Factor VIII concentrations that are twenty to thirty times therapeutic levels (Figure 2). These serum levels have been maintained for a duration of up to one year with correction of bleeding time. The animals continue to be followed to evaluate the duration of therapeutic Factor VIII expression.

  We have a Developmental Collaboration Agreement with Baxter Healthcare Corporation under which Baxter will fund the development of the Factor VIII Mini-Ad vector (see Certain Relationships and Related Transactions").

FIGURE 2 -- CHART SHOWING EXPRESSION OF FACTOR VIII IN MINI AD-INJECTED MICE FOR DAYS AFTER INJECTION

  We believe that there may be additional product opportunities for this liver directed vector technology. Diseases resulting from abnormal function or biochemistry of the liver are among the leading causes of morbidity and mortality. Cardiovascular disease, the leading cause of death in the industrialized world, is causally linked to hyperlipidemia, which is controlled by genes expressed in the liver. There are several common genetic liver diseases for which effective gene therapy to replace aberrantly functioning genes would supplant current conventional therapies, which are either cumbersome or ineffective. We believe that among them, familial hypercholesterolemia, due to deficiency of LDL-receptors in the liver, is one of the additional diseases suitable for Mini-Ad therapy.

Oncolytic IL-3 Viral Vector for Prostate Cancer

  Prostatic carcinoma is the most common cancer among men. It currently occurs in approximately one in six men and has an annual incidence of in the United States of 187,000 new cases. We believe that a significant advantage of our proprietary oncolytic IL-3 viral vector product may be its ability to have both local and systemic anti-tumor activity, while sensitizing tumors to the effects of standard cancer therapies. These multiple modes of action may have benefits in the treatment of prostate cancer and other neoplasms. Successful treatment of prostate cancer requires complete eradication of tumors within the prostate and the elimination of undetected metastatic tumor cells, which have migrated from the prostate in approximately fifty percent of patients at the time of initial diagnosis. Our proprietary viral oncolytic IL-3 viral vector has intrinsic viral anti-tumor lytic activity. In addition, we believe the product will result in IL-3 expression, which sensitizes tumors to the effects of radiation, providing improved treatment of disease within the prostate, and simultaneously inducing anti-tumor immunity capable of destroying metastatic lesions. Our first oncolytic IL-3 viral vector product will be injected intratumorly and administered with radiation for the treatment of prostate cancer (Figure 3).

FIGURE 3 -- DIAGRAM OF THE MULTIPLE EFFECT OF ONCOLYTIC MINI-AD IL-3 AND RADIOSENSITIZATION

  The oncolytic IL-3 viral vector product is comprised of a mixture of two adenoviral vectors that complement each other to permit selective adenoviral replication and tumor cell lysis. In this system, one vector contains the AdEl gene under the control of a tumor tissue promoter (the controlled vector), and the second vector contains the remainder of the adenoviral genome without AdEl (the supplemental vector) (Figure 4). The viruses complement each other resulting in viral replication and propagation in tumor tissues leading to tumor cell lysis. Importantly, we believe the controlled vector can be engineered to carry and express additional therapeutic genes such as IL-3.

FIGURE 4 -- DIAGRAM OF THE ONCOLYTIC DUAL-AD SYSTEM

  Preliminary studies with vectors incorporating a prostate specific antigen
(PSA) promoter have cured prostate tumors in animal models following intratumoral injection (Figure 5).

FIGURE 5 -- CHART SHOWING THE ONCOLYTIC EFFECT OF PROSTATE-SPECIFIC DUAL-AD IN MOUSE TUMOR MODEL

  Unlike other oncolytic viral systems, which have limited capacity for delivering additional therapeutic genes, we believe our vectors may be engineered to express genes encoding cytokines and co-stimulatory factors that can enhance tumor antigen presentation and T-cell activation to induce systemic anti-tumor immunity. We have demonstrated that IL-3 gene therapy sensitizes tumors to the effects of radiation and stimulates anti-tumor immune responses capable of eradicating metastatic disease. IL-3 stimulates antigen presenting cells (macrophages and dendritic cells) required for the generation of systemic anti-tumor immunity. In animal tumor models, the combination of IL-3 cytokine gene therapy with radiotherapy was synergistic resulting in enhanced efficacy of local radiotherapy and generating systemic anti-tumor immunity. We used IL-3-transfected murine fibrosarcoma Fsa tumors as a model in these studies. The IL-3 secreting tumors (Fsa-JmIL3) were more sensitive than parental tumors (Fsa) to irradiation in vivo (Figure 6) and post-radiotherapy developed a T cell infiltrate and induced a high level of systemic immunity. In this study, 25 Gy of radiation caused parental Fsa tumors to regress only temporarily and then began progressing again after 10 days. In contrast, IL-3 transduced Fsa-JmIL3 tumors continued to regress after irradiation and complete tumor remission was achieved (Figure 6). These cured mice developed systemic immunity to parental tumor and were resistant to subcutaneous challenge with 500,000 parental Fsa tumor cells three months later in five out of five animals tested. This dose of tumor cells reproducibly caused subcutaneous tumors in one hundred percent of non-immunized animals.

FIGURE 6 -- CHART SHOWING THE EFFECT OF THE IL-3 GENE INJECTED IN-VIVO COUPLED WITH RADIOSENSITIZATION TREATMENT VERSUS OTHER TREATMENTS

  We believe our multimodality oncolytic, radiation sensitizing, immunotherapeutic approach is suited for the treatment of prostate cancer which requires elimination of tumors both within the prostate and at metastatic sites. Current surgical and radiation treatments are incapable of eradicating metastatic disease.

  Approximately 71% of UroGen's employees are engaged in research and development. During the years ended December 31, 1998, 1997 and 1996, we spent approximately $1,915,548 (before the non-cash write-off of acquired in-process technology), $346,000 and $348,000, respectively, for research and development.

Manufacturing

  We are currently evaluating whether to establish arrangements with contract manufacturers to supply compounds for clinical trials or to establish our own manufacturing facility. If we establish our own manufacturing facility, the facility must be in compliance with good manufacturing practice ("GMP") regulations enforced by the FDA. If we decide to establish arrangements with contract manufacturers, we are dependent upon the contract manufacturer for the timeliness and quality of compounds produced. For a further discussion of the risks associated with manufacturing, see "Risk Factors".

Patents and Licenses

  We believe that patent and trade secret protection is important to our business and that our future will depend in part on our ability to maintain our technology licenses, protect our trade secrets, secure additional patents and operate without infringing the proprietary rights of others. UroGen currently holds exclusive rights to one issued United States patent, one allowed United States patent application and several other pending patent applications that relate to genetic therapies and molecular diagnostics.

  A series of United States and foreign patent applications for the Mini-Ad and Oncolytic Vector systems have been filed. These applications cover all fields of use for the packaging attenuated helper Ads, various mini-Ad vectors, and related helper cell lines. The novel gene retention mechanism which permits sustained, high level gene expression has also been claimed in these patent applications. We have obtained exclusive world-wide rights to a patent application covering the use of cytokines and immunomodulatory substances utilized in combination with radiation for enhancing the effects of radiation and stimulating anti-tumor immunity in the treatment of certain cancers. We have also filed a patent application for the oncolytic/immunogenic complimentary-Ad vector system utilizing tumor or tissue specific promoters to specifically induce tumor lysis and systemic anti-tumor immunity to destroy both localized and disseminated tumors.

  The pharmaceutical and biotechnology fields are characterized by a large number of patent filings. A substantial number of patents have already been issued to other pharmaceutical and biotechnology companies. Research has been conducted for many years in the gene therapy field by pharmaceutical and biotechnology companies and other organizations. Competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to products or processes competitive with or similar to ours.

Patents applications are maintained in secrecy for a period after filing. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries and the filing of related patent applications. We may not be aware of all of the patents potentially adverse to UroGen's interest that may have been issued to other companies, research or academic institutions, or others. No assurances can be given that such patents which contain claims relating to UroGen's technology.

  To date, no consistent policy has emerged regarding the breadth of claims allowed in pharmaceutical and biotechnology patents. If patents have been or are issued to others containing preclusive or conflicting claims, and such claims are ultimately determined to be valid, we may be required to obtain licenses to one or more of such patents or to develop or obtain alternative technology. We believe that our current and proposed activities do not infringe on any patents that would be determined to be valid. We can not assure you that patents do not exist in the United States or in other countries or that patents will not be issued to third parties that contain preclusive or conflicting claims with respect to any of UroGen's technologies. Commercialization of UroGen's proposed products may require licensing and/or cross-licensing of one or more patents with other organizations in the field. We can not assure you that the licenses that might be required for UroGen's processes or products would be available on commercially acceptable terms, if at all.

  UroGen's breach of an existing license or failure to obtain a license to technology required to commercialize its product candidates may have a material adverse effect on our business, financial condition and results of operations. Litigation, which could result in substantial cost, may also be necessary to enforce any patents issued to UroGen or to determine the scope and validity of third-party proprietary rights. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the United Stated Patent and Trademark Office to determine the priority of invention, which could resultssee in substantial cost, even if the eventual outcome is favorable to us. An adverse outcome could subject UroGen to significant liabilities to third parties and require us to license disputed rights from third parties or to cease using such technology.

  UroGen also relies on trade secrets to protect our technology, especially where patent protection is not believed to be appropriate or obtainable. We protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants and collaborators. We can not assure you that these agreements will not be breached, that we would have adequate remedies for any breach, or that UroGen's trade secrets or those of its collaborators or contractors will not otherwise become known or be discovered independently by competitors.

  Patents issued and patent applications filed internationally relating to gene therapy are numerous and we cannot assure you that current and potential competitors or other third parties have not filed or received or will not file or receive applications in the future for, patents or obtain additional proprietary rights relating to products or processes used or proposed to be used by UroGen.

Additionally, there is certain subject matter which is patentable in the United States but not generally patentable outside of the United States. Differences in what constitutes patentable subject matter in various countries may limit the protection we can obtain on some of our inventions outside of the United States. For example, methods of treating humans are not patentable in many countries outside of the United States. These and-or other issues may prevent UroGen from obtaining patent protection outside of the United States which would have a material adverse effect on our business, financial condition and results of operations.

Competition

  The pharmaceutical and biotechnology industries are intensely competitive.
Any product candidate developed by UroGen would compete with existing drugs and therapies and with others under development. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in research and development of products for the treatment of hemophilia and prostate cancer. Many of these organizations have financial, technical, manufacturing and marketing resources which are greater than ours. If a competing company develops or acquires rights to a more efficient, more effective, or safer competitive therapy for treatment of the same diseases we have targeted, or one which offers significantly lower costs of treatment, our business, financial condition and results of operations could be materially adversely affected.

  We believe that our product development programs will be subject to significant competition from companies using alternative technologies, as well as to increasing competition from companies that develop and apply technologies similar to our technologies. Other companies may succeed in developing products earlier than we do, obtaining approvals for such products from the FDA more rapidly than we do or developing products that are safer and more effective than those under development or proposed to be developed by us. We can not assure you that research and development by others will not render our technology or potential products obsolete or non-competitive or result in treatments superior to any therapy developed by us, or that any therapy developed by UroGen will be preferred to any existing or newly developed technologies.

Marketing and Sales

  We entered a Distribution Agreement with Baxter in July 1998. Under the Distribution Agreement, Baxter has the exclusive, worldwide right to market, sell and distribute all products which are developed under the Development Collaboration Agreement with Baxter. It is anticipated that Baxter will fund the development of the hemophilia product and have distribution rights for all hemophilia products. Under the terms of the agreement, UroGen receives a percentage of the revenues generated by Baxter.

  We have no internal sales force and currently plan to enter into additional corporate partnership arrangements under which a corporate partner would fund development of our cancer product and/or other potential products and would have distribution rights for the product funded. See "Risk Factors" for a further discussion of the risks associated with distribution agreements.

Employees

  At March 31, 1999 UroGen had 16 employees, including 12 in research and development and 4 in finance and administration. Our continued success will depend in large measure on our ability to attract and retain highly skilled employees who are in great demand. None of our employees are represented by a labor union and we believe that our relations with the employees are generally good.

Properties

  UroGen leases approximately 4,800 square feet of office and laboratory space in San Diego, California. The term of the lease expires in May 2000. We believe our existing facilities will be sufficient to meet our anticipated operating needs through May 2000.

Legal Proceedings

 UroGen is not a party to any material litigation or legal proceedings.

                                  MANAGEMENT

Directors and Executive Officers

  The names of the directors and executive officers of UroGen, their ages as of December 31, 1998 and certain information about them are set forth below:

    NAME OF DIRECTORS
  AND EXECUTIVE OFFICERS             AGE        PRINCIPAL OCCUPATION
--------------------------           ----       --------------------
Paul D. Quadros                      52         Chairman of the Board of Directors
Robert E. Sobol, M.D.                46         President, Chief Executive Officer and
                                                   Director
Wei-Wei Zhang. M.D, PhD              41         Senior Vice President, Chief
                                                   Scientific Officer and Director
William Raschke, PhD                 52         Vice President
Carin D. Sandvik                     35         Controller, Chief Accounting Officer
                                                   and Corporate Secretary
Peter F. Bernardoni                  39         Director
Ivor Royston, M.D.                   53         Director
Victor W. Schmitt                    50         Director

PAUL D. QUADROS has been Chairman of the Board and the Company's Chief Financial Officer since August 1998. Prior to that Mr. Quadros had been the President and Chief Executive Officer since April 1997 and prior to that was the Company Chairman of the Board, Chief Financial Officer and Secretary since the Company's formation in June 1995. From June 1994 to May 1995, Mr. Quadros served as Senior Vice President and Chief Financial Officer of Thermatrix, Inc., a manufacturer of pollution control equipment. Prior to joining Thermatrix, Mr.Quadros was, from January 1985 an officer and from April 1986 a general partner of Technology Funding, a venture capital management organization. From April 1986 through May 1994, Mr. Quadros was a member of Technology Funding's Commitments Committee, serving as its chairman from 1987 to 1990. During his affiliation with Technology Funding he also served as Director of Research and Director of Equity Investments. From 1991 to 1994 Mr. Quadros was chairman of Technology Funding's Medical Investment Committee and was involved in managing Technology Funding's healthcare portfolio. Mr. Quadros currently serves as a director of several private companies and one public company, Cardiac Science, Inc.

  Prior to joining Technology Funding in 1985, Mr. Quadros was Executive Vice President of Amreal Securities Corp., an affiliate of Home Federal Savings and
Loan.   Before joining Amreal in April 1984, Mr. Quadros was a Senior Vice
President of Public Storage, Inc., a national real estate developer. Prior to joining Public Storage in 1981, Mr. Quadros was Assistant Treasurer of The Times Mirror Company, where he served for seven years in several corporate finance positions. Mr. Quadros began his career as a securities analyst and institutional portfolio manager. Mr. Quadros has a B.A. in Finance from California State University at Fullerton and an M.B.A. from the UCLA Graduate School of Management.

  ROBERT E. SOBOL, M.D has been President and Chief Executive Officer of the Company since August 1998. Prior to that Dr. Sobol was the Executive Vice President and Chief Operating Officer since July 1996. Dr. Sobol was previously the Director of Clinical Science at Sidney Kimmel Cancer Center, which is affiliated with Sharp HealthCare, one of the largest healthcare providers in San Diego. Dr. Sobol has developed clinical applications of immuno therapy and gene therapy for the treatment of cancer and is a founder of several successful biotechnology ventures. He was a founder and Vice President of IDEC Pharmaceuticals Corporation, a publicly traded company developing monoclonal antibody based treatments for cancer and autoimmune disorders. He was also a founder of GeneSys Therapeutics, a gene therapy company which merged with publicly traded Somatix Therapy Corporation and subsequently with Cell GeneSys Incorporated.

  Dr. Sobol led the research team which was the first to treat a brain tumor patient with cytokine gene therapy. He is also the principal investigator for one of the first gene therapy protocols approved for the treatment of colon carcinoma. Dr. Sobol is the Editor of the journal Cancer Gene Therapy. He is also on the Editorial Board of the journal Oncology Reports.

  Dr. Sobol received a B.A. in Philosophy from Boston University and an M.D. from The Chicago Medical School. He subsequently trained at the University of Southern California Medical Center and at the University of California, San Diego. He is Board Certified in Internal Medicine and Medical Oncology.

  WEI-WEI ZHANG, M.D., PH.D. joined the Company as Senior Vice President, Chief Scientific Officer and Director in October 1998. Dr. Zhang has sixteen years of biomedical research experience including nine years of research management experience. He was formerly the Director of Molecular Biology in theGene Therapy Unit of Baxter Healthcare Corporation since March 1995. Dr. Zhang established the Department of Molecular Biology at Baxter and initiated a comprehensive program for the mini-Ad vector system for in vivo gene therapy. Dr. Zhang has significant technical expertise in vector technology, particularly with adenoviral vectors and their application in gene therapy of cancer and hemophilia. Prior to joining Baxter, Dr. Zhang was an Assistant Professor in the Department of Thoracic and Cardiovascular Surgery at the University of Texas MD Anderson Cancer Center, where he led the program of adenoviral vector development and adenovirus-mediated tumor suppressor gene therapy of cancer (Adp53) from lab to clinic. The clinical trial of this therapeutic intervention was approved by the National Institutes of Health and the FDA in 1994. Dr. Zhang also has experience in start-up biotechnology ventures, and his inventionsformed a key part of the scientific foundation of Introgen Inc.

  Dr. Zhang received his M.D. from the Zhejiang Medical University in China and received a Ph.D. in molecular biology, recombinant DNA, and protein chemistry from The University of Alabama. Dr. Zhang had postdoctoral training in gene manipulation and transfer technologies at the Baylor College of Medicine.

  WILLIAM C. RASCHKE, PH.D has been Vice President since August 1998 and devotes his efforts to both scientific and corporate development projects. He was previously Director of Research of the Company since September 1996. Dr. Raschke also holds the positions of Member and Director of Molecular Immunology of the Sidney Kimmel Cancer Center (formerly the San Diego Regional Cancer Center), positions he has held since coming to the Center in 1994. Since March 1997, he has also served as the Acting Scientific Director of the Center. Dr. Raschke has previously held positions at SIBIA, Inc. from 1988 to 1994 where he was Senior Research Fellow, The Salk Institute from 1988 to 1994, and 1975 to 1981 with various staff appointments and the La Jolla Cancer Research Foundation (now the Burnham Institute) from 1981 to 1988 as Associate Scientific Director and Staff Scientist.

  Dr. Raschke has served as a reviewer for the National Institute of Health with two four - year terms on the Experimental Immunology Study Section, the American Cancer Society and The National Science Foundation, as well as international funding agencies. He also reviews manuscripts for various immunology and cancer journals.

  Dr. Raschke received a B.S. in Chemistry from the University of Texas, Austin and a Ph.D. in Biochemistry from the University of California, Berkley. He conducted post graduate training at the Salk

Institute in Developmental Biology and Immunology.

  CARIN D. SANDVIK has served as the Company's Controller, Chief Accounting Officer and Corporate Secretary since joining the Company in October 1998. Prior to joining the Company, Ms. Sandvik was a Senior Manager in the Technology Industry Group at Pricewaterhouse Coopers LLP (formerly Price Waterhouse LLP), where she had served in various positions for twelve years. Ms. Sandvik received a B.A in Business Administration with an emphasis in Accounting from the University of San Diego.

  PETER F. BERNARDONI is a Partner of Technology Funding. Mr. Bernardoni joined Technology Funding as an Investment Officer in 1988, was elected as a Vice President in 1992 and a Partner in 1994. Mr. Bernardoni has served as a member of Technology Funding's Commitments Committee since 1994 and as Chairman of Technology Funding's Medical Investment Committee since 1994. Prior to joining Technology Funding, Mr. Bernardoni was employed for six years by IBM and served in several capacities including Design Engineer and as a manager for large scale information systems in major pharmaceutical and hospital accounts.

  Mr. Bernardoni has served as a Director for several private and two public companies, Poly Medical Industrial and Circadian. He currently serves on the Board of Endocare, Inc., Avalon Imaging and Reflection Technology, and is Chairman of Portable Energy Products.

  Mr. Bernardoni has a B.S.M.E. from Santa Clara University and an M.S.M.E. from Stanford University.

  IVOR ROYSTON, M.D. was the Chairman of the Board from April 1997 until August 1998. Prior to that, he served as President and Chief Executive Officer. He has served as a Director since the Company's formation in June 1995. Dr. Royston was appointed by the President of United States to the National Cancer Advisory Board during 1996.

  Dr. Royston is the President and Chief Executive Officer of Sidney Kimmel Cancer Center (formerly the San Diego Regional Cancer Center), a position he has held since founding the Center in 1990. He is also a General Partner of Forward Ventures, a life science venture capital firm. From 1977 to 1993, Dr. Royston held various positions in academic medicine at the University of California, San Diego (UCSD) School of Medicine. Dr. Royston also served as Director, Clinical Immunology Program at the UCSD Cancer Center and Chief of Oncology at the San Diego VA Medical Center.

  Dr. Royston was a founder and Director of Hybritech, Inc., GeneSys Therapeutics Corporation and IDEC Pharmaceuticals, Inc. He has served on the Board of Directors of various companies, including Unisyn Technologies, Inc., Medstone International Inc., Sequana Therapeutics, Inc., Corixa, Inc., CombiChem, Inc. IDEC Pharmaceuticals and GenQuest, Inc. He currently is a member of the Board of Directors of the Sidney Kimmel Cancer Center.

  Dr. Royston received a B.A. in Human Biology from Johns Hopkins University and an M.D. from the Johns Hopkins School of Medicine. He later trained in internal medicine and oncology at Stanford University and is board certified in both Internal Medicine and Medical Oncology.

  VICTOR W. SCHMITT is President, Venture Management, Baxter Healthcare Corporation. He has held this position since 1994 and is responsible for the creation and management of Baxter's interests in development-stage biotech companies. Prior to his current assignment, he held the operating position of

President, Baxter Biotech Europe. He has also served as Vice President, Business Development and Finance for Baxter's Blood Therapy Group.

  Mr. Schmitt joined Baxter from a sixteen-year career with the American Red Cross Blood Services. At the Red Cross Blood Services, Mr. Schmitt held positions in marketing and operations. At the time of his departure, he was Vice President, Blood Services with responsibility for the organization's national blood services program.

  Mr. Schmitt holds a B.S. from the University of Virginia and an M.B.A. from the University of Maryland. He serves on the Board of Directors of a number of development-stage biotech companies.

Compensation of Directors

  Cash Compensation

     UroGen does not compensate its Directors for their services as such. However, Directors are reimbursed for their out-of-pocket expenses in attending Board meetings.

  1995 Directors' Option Plan

     Non-employee directors also receive stock options under the Company's 1995 Directors' Option Plan (the "Directors' Plan"). The Directors' Plan was adopted and approved by the shareholders of the Company in 1995 to provide automatic, nondiscretionary grants of options to non-employee directors of the Company. A total of 100,000 shares of Common Stock have been reserved for issuance under the Directors' Plan. The Directors' Plan provides that each non-employee director is automatically granted an option to purchase 10,000 shares of UroGen Corp. Common Stock upon his or her initial election or appointment as an non-employee director (Initial Options). Subsequently, each non-employee director who has served for at least six months will be granted an additional option to purchase 5,000 shares of UroGen Corp. Common Stock on December 31 or each year so long as he or she remains an non-employee director (Subsequent Options). The exercise price of the options granted to non-employee directors must be the fair market value of UroGen Common Stock on the date of grant.

  Options granted to non-employee directors have ten-year terms, subject to an non-employee director's continued service as a director. Initial Options vest over three years rate of 33.3% per year, subsequent options vest one year from the grant date. As of December 31, 1998, options to purchase 35,000 shares of Common Stock to non-employee directors has been granted under the Directors' Plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act ("Section 16") requires UroGen's executive officers, directors and beneficial owners of more than 10% of UroGen Common Stock to file reports of ownership and changes in ownership of Common Stock of the Company with the Securities and Exchange Commission, and to furnish us with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Form 5's were required for those persons, we are not aware that any reporting persons did not comply with all applicable Section 16 filing requirements during fiscal 1998.

Board Meetings and Committees

     The Board of Directors of the Company held a total of four meetings during the year ended December 31, 1998. The Board of Directors has a Compensation Committee and an Audit Committee.

     The Compensation Committee of the Board of Directors consists of Mr. Bernardoni, Mr. Quadros and Mr. Schmitt and held two meeting during the year ended December 31, 1998. The Compensation Committee establishes the Company's executive compensation policy, determines the salary and bonuses of the Company's executive officers and recommends to the Board of Directors stock option grants for executive officers.

     The Audit Committee of the Board of Directors consists of Mr. Bernardoni and Mr. Schmitt. The Audit Committee was formed in January 1999 and has held no meetings to date. The Audit Committee recommends engagement of the Company's independent accountants and is primarily responsible for approving the services performed by the Company's independent accountants and for reviewing and evaluating the Company's accounting principles and its system of internal accounting controls.

     No director attended fewer than 100% of the sum of the total number of meetings of the Board of Directors or the total number of meetings of all committees of the Board of Directors on which that director served.

Compensation Committee Interlocks and Insider Participation

Two of the members of the Compensation Committee are independent Directors. Only Mr. Quadros is a member of the Compensation Committee and an officer and employee of the Company.

                            EXECUTIVE COMPENSATION

  The table below sets forth information for the annual and long-term compensation of the Chief Executive Officer and all executive officers who received cash compensation greater than $100,000 during the three years ended December 31, 1998 for services to UroGen in all capacities during the three years ended December 31, 1998. No other corporate officer received cash compensation in excess of $100,000 during the three years ended December 31, 1998:

                          Summary Compensation Table

                                                                               Long-Term Compensation
                                                                              -------------------------
                                                        Annual Compensation   Restricted     Securities       All Other
                                                      -----------------------
                                               Fiscal    Salary      Bonus       Stock       Underlying      Compensation
        Name and Principal Position            Period      ($)        ($)      Award ($)    Options (#)          ($)
--------------------------------------------------------------------------------------------------------------------------------
Paul D. Quadros (1)........................    1998    $ 95,000         -            -                -                -
 Chairman of the Board                         1997    $ 60,000         -            -                -                -
                                               1996    $ 83,000         -            -                -                -

Robert E. Sobol, M.D  (2)..................    1998    $162,917         -            -                -                -
  President and Chief Executive Officer        1997    $143,379         -            -                -                -
                                               1996    $  9,000         -            -          150,000                -

Wei-Wei Zhang, M.D., PhD  (3)..............    1998    $ 40,000         -            -                -                -
   Sr. Vice President and Chief                1997           -         -            -                -                -
     Scientific Officer                        1996           -         -            -                -

(1)  Mr. Quadros served as the President and CEO from April 1997 to August 1998.

(2) Dr. Sobol served as the Executive Vice President and Chief Operating Officer from June 1996 until August 1998.

(3)  Dr. Zhang joined UroGen in October 1998.  His annual salary is $160,000.

     There were no grants of options to purchase the Company's Common Stock made during the fiscal year ended December 31, 1998 to the officers named in the Summary Compensation Table, however, the Board of Directors committed to issue options to purchase 81,903 shares, 627,141 shares and 781,713 shares of Common Stock to Mr. Quadros, Dr. Sobol and Dr. Zhang, respectively, once a new stock option plan has been adopted.

     There were no options to purchase the Company's Common Stock exercised during the year ended December 31, 1998, and no unexercised options held as of December 31, 1998 by the persons named in the Summary Compensation Table.

     Change in Control Arrangements

     The Company's 1995 Stock Option Plan authorizes the acceleration or payment of awards and related shares in the event of a Change in Control as defined in the Plan. Such acceleration or payment may cause part or all of the consideration involved to be treated as a "parachute payment" under the Internal Revenue Code of 1986 as amended (the "Code"), which may subject the recipient thereof to a 20% excise tax and which may not be deductible by the participant's employer.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BAXTER TRANSACTIONS

     In July 1998, UroGen executed various agreements with Baxter Healthcare Corporation pursuant to which we acquired certain rights and assets from Baxter. Under the terms of the agreements, UroGen obtained the rights to Baxter's adenoviral-based gene transfer technologies and certain equipment in exchange for 5,830 shares of non-voting convertible Series A Preferred Stock and 1,841,219 shares of Common Stock. The shares issued to acquire the gene transfer technologies were valued at $5,455,505 based on the fair value of the stock on the date of issuance and was charged to acquired in-process technology due to the early stage of development of such technology. The value of the stock issued for fixed assets was $343,937 based upon the fair value of those assets.

     Baxter will provide funding to UroGen for continued research and development of this technology as it relates to the treatment of hemophilia under the Developmental Collaboration Agreement. Baxter will provide such funding through the date on which the treatment of the first patient in a Phase I clinical trial begins. This development funding is provided under a Credit Agreement. The balance outstanding under the Credit Agreement as of December 31, 1998 was $1,044,275. Under the terms of the Credit Agreement, the amounts outstanding under the Credit Agreement are due and payable on December 31 of each year during the term of the agreement. At UroGen's option, the amounts may be paid by issuing to Baxter the number of shares of Series B Preferred Stock determined by dividing the outstanding amount under the Credit Agreement by one thousand. The balance has been presented as a non-current liability on the accompanying balance sheet due to the conversion feature and because we intend to convert the debt rather than repay it with cash. Amounts outstanding under the Credit Agreement do not accrue interest unless UroGen is in default, in which case the amount due bears interest at prime plus 4%. In January 1999, we issued 704 shares of Series B Preferred Stock to convert $704,000 outstanding under the Credit Agreement. The remaining $340,276 will be converted at December 31, 1999.

     UroGen entered into a Distribution Agreement with Baxter under which Baxter will have an exclusive, worldwide right to market, sell and distribute all products which may be developed under the Developmental Collaboration Agreement. The term of the Distribution Agreement is the longer of ten years from the date of regulatory approval of the first product or the expiration of the last to expire of any related patents issued on or before ten years from the date of regulatory approval.

     UroGen, Baxter and certain founding shareholders entered into the Investor Rights Agreement under which the shares held by these entities are subject to certain restrictions on transferability of the shares until July 8, 2003 and have certain registration rights. Additionally, under this agreement, Baxter has the right to purchase up to twenty percent of any new securities issued and has the obligation to purchase Series C Preferred Stock at a price of $1,000 per share upon our achievement of the following milestones: (i) $2,000,000 upon treatment of the first patient in a Phase I clinical trial for a product developed under the Developmental Collaboration Agreement; (ii) $5,000,000 upon commencement of Phase III clinical trials of a product developed under the Developmental Collaboration Agreement; and (iii) $10,000,000 upon approval by the Food and Drug Administration of a product developed under the Developmental Collaboration Agreement.

     Baxter has committed to provide an additional $400,000 in funding on terms silimar to those of the offering of unsecured convertible notes payable which closed in April 1999. UroGen may request such financing when and if needed.

MEDSTONE AGREEMENTS

  UroGen was incorporated on June 30, 1995 as a wholly-owned subsidiary of Medstone International, Inc. UroGen was formed from the medical biology and small molecule pharmaceuticals divisions of Medstone, which were started in 1991. From 1991 until the distribution described below on February 9, 1996, UroGen relied upon Medstone for financial support. UroGen also relied on Medstone for assistance with personnel management and financial administration. Upon completion of the Distribution, UroGen began to operate independently from Medstone.

  Prior to the Distribution, UroGen and Medstone entered into a Distribution Agreement, Administrative Services Agreement and Contribution Agreement (collectively, "the Intercompany Agreements"). The following are summaries of the principal provisions of such agreements. These summaries are qualified in their entirety by reference to the full text of such agreements, which were filed by Urogen as exhibits to the Registration Statement on Form 10-SB filed on January 5, 1996.

Contribution Agreement

  Under the Contribution Agreement, Medstone transferred to UroGen certain Medstone property, including certain intellectual property and other rights, used in connection with UroGen's business and made a cash contribution of $500,000 to UroGen.

Stock Distribution Agreement

  On December 29, 1995, Medstone declared a dividend of all of the stock of UroGen Corp. to be distributed to all Medstone stockholders. Each stockholder of Medstone received, on February 9, 1996, one share of UroGen Common Stock for each share of Medstone Common Stock held on the record date, December 29, 1995.

   The Stock Distribution Agreement provided that in connection with the transfer of assets and the assumption of liabilities relating to the separation of the business of UroGen and Medstone, that UroGen and Medstone would execute or cause to be executed various conveyancing and assumption instruments in such forms as the parties to the Stock Distribution Agreement agreed.

  Pursuant to the Stock Distribution Agreement, Medstone agreed to obtain all consents, permits and authorizations necessary to transfer to UroGen any assets associated with the UroGen business which had not been transferred by the Distribution Date. In addition, Medstone agreed to obtain consents, permits and authorizations necessary to permit UroGen to assume any liabilities associated with the UroGen business which had not been assumed by UroGen by the distribution date.

  The Stock Distribution Agreement sets forth the respective obligations of Medstone and UroGen with respect to liabilities for taxes and tax returns and other tax related filings. In general, Medstone was responsible for tax filings of UroGen and paying those taxes (other than taxes accrued on its financial statements) attributable to any taxable period (or that portion of any taxable period) ending on or before the Distribution Date. UroGen is be responsible for filing its tax returns and paying its taxes attributable to periods (or portions of any taxable periods) commencing on or after the date immediately following the Distribution Date. In addition, the Stock Distribution Agreement requires Medstone and UroGen to cooperate in preparing those filings which cover overlapping taxable periods that include the distribution date.

  The Stock Distribution Agreement also provided that each party agreed to indemnify and hold the other harmless from certain liabilities, including claims resulting from any breach of representations and warranties made by the indemnifying party in connection with the Stock Distribution.

Administrative Services Agreement

  Under the Administrative Services Agreement, Medstone provided certain public reporting assistance services to UroGen and, under this agreement, Medstone also provided to UroGen the use of certain facilities. In consideration for such services and the use of such facilities, UroGen paid to Medstone an hourly fee of $100. Pursuant to the terms of the Administrative Services Agreement, UroGen and Medstone contracted employee services from each other for a period not to exceed two years following the Distribution Date. There were no payments to Medstone during 1998 or 1997.

SIDNEY KIMMEL CANCER CENTER

  Sidney Kimmel Cancer Center owns 339,000 shares of UroGen Common Stock and Dr. Royston is Chief Executive Officer of SKCC. UroGen has entered into the following transactions with SKCC:

  In June 1996, UroGen and SKCC entered into an affiliation agreement with a three year term. Under the affiliation agreement, SKCC agreed to provide the following services: (i) to allow Dr. Royston to serve as UroGen's Chief Executive Officer and devote part time executive services to UroGen; (ii) to lease approximately 100 square feet of office space in SKCC's facility; (iii) to allow UroGen to consult and confer with scientific staff of SKCC; and (iv) to make available clerical support for up to ten hours per week at a compensation rate of $10.00 per hour. In exchange UroGen agreed to make the following payments: (i) cash consideration of $3,000 per month; conveyance of certain equipment with a book value of approximately $42,000; and 363,000 shares of UroGen Corp. Common Stock. The affiliation agreement was amended in May 1997 to reduce the monthly cash consideration to $1,000 due to Dr. Royston's resignation as Chief Executive Officer of UroGen.

  In September 1997, the affiliation agreement was terminated and UroGen signed a sublease agreement with SKCC for use of approximately 500 square feet of office and laboratory space on a month to month basis. The monthly rent for the space was $1,065.

  In August 1998, UroGen and SKCC entered into a new sublease agreement for approximately 4,800 square feet of office and laboratory space. The monthly lease payment is approximately $14,800 plus our share of facility expenses. The lease expires in May 2000.

  In November 1997, UroGen entered into a license agreement with an individual and SKCC under which UroGen obtained an exclusive right to certain technology for commercial purposes. UroGen is obligated to pay royalties on its net sales revenues and a percentage of revenues from sublicenses relating the technology

(the "Running Royalties"). Additionally, UroGen is required to make minimum annual royalties of $30,000 for the duration of the agreement. The minimum annual royalties may be credited against Running Royalties for that year. If there are no Running Royalties to offset the annual royalty, one-half of the annual royalty may be carried forward to offset Running Royalties from the following year. Within thirty days of UroGen entering into an agreement with a corporate partner or strategic alliance relationship related to this technology, UroGen must pay a minimum of $12,500 per month to fund additional research.

OTHER TRANSACTIONS

  In July 1998, we received $1,030,000 representing proceeds from the sale of unsecured convertible notes payable which bear interest at 8% per annum and are due on June 30, 1999, unless previously converted. The notes are convertible, at the option of the holder, into Common Stock at $1.00 per share and automatically converted into Common Stock immediately prior to the filing of this registration statement to registered the resale of the underlying shares. In addition, each note holder received a warrant to purchase a number of shares of Common Stock of UroGen equal to one share for each $2.00 of principal under the purchased note. The warrants are exercisable for seven years from issuance and have an exercise price of $0.74 per share. The following UroGen officers and directors participated in this transactions: Mr. Quadros, Dr. Sobol, Dr. Raschke and Dr. Royston each purchased notes for $50,000 and received a warrant for 25,000 shares of Common Stock.

In April 1999, we received $400,000 representing proceeds from the sale of unsecured convertible notes payable which bear interest at 8% per annum and are due on March 31, 1999, unless previously converted. The notes are convertible, at the option of the holder, into Common Stock at $0.30 per share and automatically converted into Common Stock immediately prior to the filing of this registration statement to registered the resale of the underlying shares. In addition, each note holder received a warrant to purchase a number of shares of Common Stock of UroGen equal to one share for each $0.30 of principal under the purchased note. The warrants are exercisable for seven years from issuance and have an exercise price of $0.30 per share. The following UroGen officers and directors participated in this transactions: Mr. Quadros pruchased notes for $10,000 and received a warrant for 33,333 shares of Common Stock. Dr. Raschke purchased notes for $40,000 and received warrants for 133,333 shares of Common Stock. Carin Sandvik purchased notes for $5,000 and received warrants for 16,667 shares of Common Stock. Dr. Royston purchased notes for $25,000 and received a warrant for 83,333 shares of Common Stock.

  In July 1997, UroGen issued warrants to purchase 200,000 shares of Common Stock to Dr. Sobol. These warrants are exercisable at $0.05 per share (the fair market value of the Common Stock on the date of grant) and expire on July 31, 2001.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the UroGen Corp. consists of 40,000,000 shares of Common Stock, $.001 par value, and 5,000,000 shares of Preferred Stock, $.001 par value, of which 40,000 shares are designated Series A Preferred Stock, $.01 par value, 10,000 shares are designated Series B Preferred Stock, and 17,000 shares are designated Series C Preferred Stock.

Common Stock

  As of December 31, 1998, there were 9,378,538 shares of Common Stock outstanding held of record by 1,115 registered shareholders.

  Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. We have not paid any cash dividends on Common Stock. Each holder of Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote in the election of directors. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are fully paid and non-assessable.

  The transfer agent and registrar for UroGen Corp. Common Stock is U.S. Stock Transfer.

Preferred Stock

  As of December 31, 1998, there were 5,830 shares of Series A Preferred Stock outstanding. Holders of the Series A Preferred Stock are not entitled to receive dividends with respect to the Series A Preferred, have a liquidation preference amount of ten dollars ($10.00) per share prior to any distribution to holders of Common Stock, and have no voting rights. The Series A Preferred Stock is convertible to Common Stock on a 1000 to 1 basis, provided, however, that no shares are convertible prior to July 8, 2001.

  As of December 31, 1998, there were no shares of Series B Preferred Stock issued and outstanding. It is anticipated that Series B Preferred Stock will be issued only to Baxter related to amounts funded by Baxter under the Credit Agreement . Holders of the Series B Preferred Stock are not entitled to receive dividends, have a liquidation preference amount of one thousand dollars ($1,000.00) per share prior to any distribution to holders of Common Stock and have no voting rights, except for a vote as to whether UroGen may issue additional Series B Preferred Stock. The Series B Preferred Stock may be converted to Common Stock or to Series A Preferred Stock at the option of the holder, and converts automatically to Common Stock upon the earlier of (i) the first business day following the treatment of the first patient under an Initial New Drug Application for a Collaboration Product (as defined) commences in a Phase I Clinical Trial (the "IND Milestone Date"), (ii) the date five years after the last advance of funds by Baxter under the Credit Agreement between Baxter and UroGen through and including the IND Milestone Date and (iii) automatic conversion pursuant to the terms of the Credit Agreement (See "Certain Relationships and Related Transactions - Baxter Transactions"). The Series B Preferred Stock is convertible to Common Stock in an amount equal to (a) the quotient of (i) the Liquidation Value (adjusted for Recapitalizations), divided by (ii) one hundred and ten percent (110%) of the per share Fair Market Value of UroGen Common Stock (as defined), multiplied by (b) the number of shares of Series B Preferred converted. The Series B Preferred Stock is convertible into Series A Preferred on a one for one basis. The "Liquidation Value" shall initially be

$1,000 per share of Series B Preferred. In January 1999, 704 shares of Series B Preferred were issued to Baxter to convert $704,000 outstanding under the Credit Agreement.

  As of December 31, 1998, there were no shares of Series C Preferred Stock issued and outstanding. It is anticipated that Series C Preferred Stock will be sold only to Baxter upon UroGen meeting certain specified milestones (See "Certain Relationships and Related Transactions - Baxter Transactions").
Holders of the Series C Preferred Stock are not entitled to receive dividends, have a liquidation preference amount of one thousand dollars ($1,000.00) per share prior to any distribution to holders of Series A Preferred Stock and to holders of Common Stock and have no voting rights, except as to the issuance of additional Series C Preferred Stock. Each share of Series C Preferred may be converted to Common Stock or to Series A Preferred Stock at the option of the holder, and converts automatically upon the earlier of (i) the first business day following the approval by the FDA of the right to market, sell or distribute any product using the Mini-Ad Vector Technology for treatment of blood clotting disorders in humans relating to hemophilia A, which has been developed pursuant to the Development Agreement between Baxter and the Company, and (ii) the date seven years after the achievement of the most recently achieved Series C Milestones. The Series C Preferred Stock is convertible to Common Stock in an amount equal to (a) the quotient of (i) the Liquidation Value (adjusted for Recapitalizations), divided by (ii) one hundred and ten percent (110%) of the per share Fair Market Value of the Company's Common Stock (as defined), multiplied by (b) the number of shares of Series C Preferred converted. The Series C Preferred Stock is convertible into Series A Preferred on a one for one basis.

  The Preferred Stock may be issued from time to time in one or more additional series. Our Board of Directors has authority to fix the designation, powers, preferences and rights of each such additional series and the qualifications, limitations and restrictions thereon and to increase or decrease the number of shares of such series (but not below the number of shares of such series then outstanding), without any further vote or action by the shareholders. Except in accordance with the Baxter Transaction described below, we have no present plans to issue any shares of Preferred Stock.

Stock Options

  The 1995 Director Option Plan was adopted by the Board and approved by the Shareholders in 1995, to provide automatic, nondiscretionary grants of options to non-employee directors of the Company. A total of 100,000 shares of Common Stock has been reserved for issuance under the Director Plan. The Director Plan provides that each Non-employee director is automatically granted an option to purchase 10,000 shares of UroGen Common Stock upon his or her initial election or appointment as an Non-employee director. Subsequently, each non-employee director who has served for at least six months will be granted an additional option to purchase 5,000 shares of UroGen Common Stock on December 31 of each year so long as he or she remains an non-employee director. The exercise price of options granted to non-employee directors must be the fair market value of UroGen Common Stock on the date of grant.

  Options granted to non-employee directors have ten-year terms, subject to an non-employee director's continued service as a director. Options granted to non-employee directors vest over four years at the rate of twenty-five percent per year. As of December 31, 1997, options to purchase 15,000 shares of Common Stock to an non-employee director had been granted under The Director Option Plan.

  The 1995 Stock Plan authorizes the Board of Directors, or one or more committees which the Board may appoint from among its members, to grant options and rights to purchase Common Stock to officers, key employees consultants and certain advisors to the Company. Options granted under the 1995 Stock Plan may be either "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonstatutory stock options, as determined by the Board or the Committee. The

1995 Stock Plan initially reserved 1,850,000 shares for issuance under the Plan to be increased the first day of each year by the number of shares equal to two percent of the Company's total outstanding common shares. As of December 31, 1998, there were outstanding options granted under the 1995 Stock Plan to purchase 350,000 shares of the Company's Common Stock at $0.05 per share.

  In March 1999, the Board adopted the 1999 Stock Plan, subject to shareholder approval. The 1999 Stock Plan authorizes the Board of Directors, or one or more committees which the Board may appoint from among its members, to grant options and rights to purchase Common Stock to officers, key employees consultants and certain advisors to the Company. Options granted under the 1999 Stock Plan may be either "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonstatutory stock options, as determined by the Board or the Committee. The 1999 Stock Plan initially reserved 4,000,000 shares for issuance under the Plan to be increased the first day of each year by the number of shares equal to two percent of the Company's total outstanding common shares. Options to purchase 2,591,076 shares of the Company's Common Stock at $0.32 per share have been issued to employees under the 1999 Stock Plan.

Warrants

  In April 1999, UroGen completed an offering of 8% Convertible Subordinated Notes in which we raised $400,000. Each Note holder received a warrant to purchase a number of shares of Common Stock equal to one share conversion share resulting in warrants to purchase 1,333,333 shares of Common Stock. The Warrants are exercisable for seven years from issuance and have an exercise price of $0.30. The warrants include a provision whereby the holder may exercise via surrender of debt or equity instruments of the Company.

     In July 1998, the Company completed a $1,030,000 offering of 8% Convertible Subordinated Notes. Each Note holder received a warrant to purchase a number of shares of Common Stock equal to one share for each $2.00 of principal resulting in warrants to purchase 515,000 shares of Common Stock. The Warrants are exercisable for seven years from issuance and have an exercise price of $0.74. The warrants include a provision whereby the holder may exercise via surrender of debt or equity instruments of the Company.

     A license agreement granted to the licensor a warrant to purchase additional shares in the Company to maintain a fully-diluted ownership percentage of two percent (2%) or increase its ownership percentage up to three percent (3%). Such warrant rights are exercisable at prices ranging from $.03 to $.04 per share. Such warrant rights expire sixty days after the later of March 5, 1999 or the first date on which the aggregate outstanding shares of the Company equals or exceeds 15,000,000 shares on a fully diluted basis.

  In 1997 the Company issued 200,000 warrants to purchase Common Stock to Robert
E. Sobol, who was the Chief Operating Officer of the Company at the time. These warrants are exercisable at $.05 per share and expire on July 31, 2001.

              PRINCIPAL SHAREHOLDERS AND SELLING SECURITYHOLDERS

     The following table sets forth information with respect to the Principal Shareholders and Selling Securityholders and the respective shares of Common Stock beneficially owned by each Principal Shareholder and Selling Securityholder after conversion of the Convertible Subordinated Notes, and assuming the exercise in full of the warrants issued in connection with the Convertible Subordinated Notes that may be offered pursuant to this Prospectus. Because the Selling Securityholders may offer all or some portion of the shares of Common Stock being offered pursuant to this Prospectus, no estimate can be given as to the amount of the Common Stock that will be held by the Selling Holders upon termination of any such sales.

                                                           Shares Beneficially                               Shares Owned
                                                         Owned Prior to Sale (1)           Number          Assuming all Sold (1)
                                                        ------------------------                          -----------------------
  Directors, Executive Officers, 5%                                        Percent        of Shares                       Percent
Stockholders and Selling Securityholder                  Number              (%)           Offered(2)       Number          (%)
---------------------------------------                -----------       ----------     ------------      -----------   ----------
Victor W. Schmitt (3)                                   1,841,219            19.6%                -       1,841,219        19.6%
Baxter Healthcare Corporation (3)                       1,841,219            19.6%                -       1,841,219        19.6%
Ivor Royston (4)                                        1,018,615            10.6%          245,282         773,333         8.2%
Peter Bernardoni (5)(6)                                   755,593             7.5%          725,593          30,000         0.3%
Technology Funding Venture Partner IV L.P. (5)            725,593             7.2%          725,593               -           -
Paul D. Quadros (7)                                       531,785             5.6%          145,118         386,667         4.1%
William C. Raschke (8)                                    445,447             4.6%          345,447         100,000         1.1%
Robert E. Sobol (9)                                       428,342             4.4%           78,342         350,000         3.6%
Carin D. Sandvik (10)                                      33,388              *             33,388               -           -
All executive officers and directors as a group
   (9 persons)                                          2,487,577            45.1         1,573,170       3,481,219        36.1%

Ira M. Lechner IRA rollover                               284,454             2.9%          284,454               -           -
Stephen Kandel                                            245,282             2.5%          245,282               -           -
Wailes and Harris Family Trust                            200,329             2.1%          200,329               -           -
Elliot Lepler MD, A Sole Proprietor, Profit
  Sharing Plan                                            166,940             1.7%          166,940               -           -
Susan Pryor and Richard Boner                             166,940             1.7%          166,940               -           -
Tom Neal                                                  166,940             1.7%          166,940               -           -
J. Nevins McBride, Jr.                                    156,685             1.6%          156,685               -           -
Paul Patek                                                133,552             1.4%          133,552               -           -
David Burwen                                              121,615             1.3%          121,615               -           -
Ronald T. Davis                                           113,781             1.2%          113,781               -           -
Dr. and Mrs. W.R. Furtick                                 100,164             1.1%          100,164               -           -
Elliot Lepler                                              66,776              *             66,776               -           -
Richard Maki                                               66,776              *             66,776               -           -
Jack Roziner                                               66,776              *             66,776               -           -
Gerald Sullivan                                            66,776              *             66,776               -           -
Marcus Contardo                                            66,776              *             66,776               -           -
Mike Weinberg                                              66,776              *             66,776               -           -
Pacific Rim Capital                                        39,171              *             39,171               -           -
Dorf Family Trust                                          39,171              *             39,171               -           -
Norman Sokoloff                                            39,171              *             39,171               -           -
James B. Glavin                                            39,171              *             39,171               -           -
Dennis Family Trust                                        39,171              *             39,171               -           -
Camelot Medical Group                                      39,171              *             39,171               -           -

Warren Kessler                                             39,171              *             39,171               -           -
Elliot Feuerstein                                          39,171              *             39,171               -           -
Jeff Sollender                                             39,171              *             39,171               -           -
Frank Ruderman                                             39,171              *             39,171               -           -
Alfred Mandel                                              31,337              *             31,337               -           -
Blumberg Community Property                                31,337              *             31,337               -           -

*    less than 1%

(1) All such shares were held of record with sole voting and investment power, subject to applicable community property laws, by the named individual and/or by his or spouse, except as indicated in the following footnotes.
(2) For each selling securityholder, the number of shares beneficially owned includes shares issuable upon exercise of warrants which shares are being registered hereunder.
(3) Excludes 5,830 shares of non-voting Series A Preferred Stock convertible subsequent to July 8, 2001 into 5,830,000 shares of Common Stock held by Baxter Healthcare Corporation. Baxter Healthcare Corporation and Mr. Victor
     W. Schmitt are entitled to exercise voting and investment power with respect to all shares owned by Baxter Healthcare Corporation, and therefore, are deemed to be beneficial owner of such shares.
(4) Includes 108,333 shares issuable upon exercise of presently outstanding warrants.
(5) Includes 291,667 shares issuable upon exercise of presently outstanding warrants held by Technology Funding Venture Partners IV, an Aggressive Growth Fund, L.P. Technology Funding, Inc. and Technology Funding Ltd. (together "Technology Funding"), of which Peter Bernardoni is an officer and a partner, are the managing general partners of Technology Funding Venture Partners IV, an Aggressive Growth Fund, L.P. Technology Funding and Mr. Bernardoni are entitled to exercise voting and investment power with respect to all shares owned by Technology Funding Venture Partners IV, an Aggressive Growth Fund, L.P. and therefore are deemed to be beneficial owner of such shares. Mr. Bernardoni also owns options to purchase 30,000 shares.
(6) Includes 30,000 shares issuable upon exercise of presently outstanding and currently exercisable stock options.
(7) Includes 58,333 shares issuable upon exercise of presently outstanding warrants.
(8) Includes 158,333 shares issuable upon exercise of presently outstanding warrants.
(9) Includes 225,000 shares issuable upon exercise of presently outstanding warrants.
(10) Includes 16,667 shares issuable upon exercise of presently outstanding warrants.

                             PLAN OF DISTRIBUTION

     The Company will not receive any of the proceeds of the sale of the shares offered hereby. The shares of Common Stock may be sold from time to time to purchasers directly by the Selling Securityholders. Alternatively, the Selling Securityholders may from time to time offer the Securities through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Securities for whom they may act as agent. The Selling Securityholders and any such brokers, dealers or agents who participate in the distribution of the Securities may be deemed to be "underwriters," and any profits on the sale of the Securities by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the Selling Securityholders may be deemed to be underwriters, the Selling Securityholders may be subject to certain statutory liabilities, including, but not limited to, under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     The Securities offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Securities may be sold by one or more of the following methods, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of such exchange; (e) face-to-face transactions between sellers and purchasers without a broker-dealer; (f) through the writing of options; and (g) other. At any time a particular offer of the Securities is made, a revised Prospectus or Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, concessions and other items constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Securities. In addition, the Securities covered by this Prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this Prospectus.

     To the best knowledge of the Company, there are currently no plans, arrangement or understandings between any Selling Securityholders and any broker, dealer, agent or underwriter regarding the sale of the Securities by the Selling Securityholders. There is no assurance that any Selling Securityholder will sell any or all of the Securities offered by it hereunder or that any such Selling Securityholder will not transfer, devise or gift such Securities by other means not described herein.

     The Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of any of the Securities by the Selling Securityholders and any other such person. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Securities to engage in market-making activities with respect to the particular Securities being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

     Pursuant to the Registration Rights Agreement entered into in connection with the offer and sale of the Notes by the Company, each of the Company and the Selling Securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

     The Company has agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Securities to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

     The validity of the Common Stock being offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS


     The financial statements as of December 31, 1998 and 1997 and for each of the three fiscal years in the period ended December 31, 1998 included in this Registration Statement have been so included in reliance on the report of Ernst & Young LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  UroGen Corp.
                         INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements:
   Report of Independent Accountants                                                           F-2
   Consolidated Balance Sheets as of December 31, 1998 and 1997                                F-3
   Consolidated Statements of Operations for the three years ended December 31, 1998 and       F-4
       for the period from July 1, 1991 (inception) to December 31, 1998
   Consolidated Statements of Stockholders'/Division's Equity for the for the period from
       July 1, 1991 (inception) to December 31, 1998                                           F-5
   Consolidated Statements of Cash Flows for the three years ended December 31, 1998 and       F-6
       for the period from July 1, 1991 (inception) to December 31, 1998
   Notes to Financial Statements                                                               F-7

Unaudited Financial Statements:
   Condensed Consolidated Balance Sheets as of March 31, 1999
        and December 31, 1998                                                                  F-18
   Condensed Consolidated Statements of Operations for the three months ended
        March 31, 1999 and 1998 and the period from July 1, 1991 (inception)
        to March 31, 1999                                                                      F-19
   Condensed Consolidated Statements of Cash Flows for the three months ended
        March 31, 1999 and 1998 and the period from July 1, 1991 (inception)
        to March 31, 1999                                                                      F-20
    Notes to Unaudited Condensed Consolidated Financial Statements                             F-21

                        Report of Independent Auditors

The Board of Directors
UroGen Corp.

We have audited the accompanying consolidated balance sheets of UroGen Corp. (a development stage enterprise) as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998 and the period from July 1, 1991 (inception) to December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UroGen Corp. (a development stage enterprise) at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 and the period from July 1, 1991 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company has reported accumulated losses during the development stage aggregating $8,705,563 and without additional financing, lacks sufficient working capital to fund operations through December 1999, which raises substantial doubt about its ability to continue as a going concern. Management's plans as to these matters are described in Note 1. The 1998 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.


                                       ERNST & YOUNG LLP
San Diego, California
March 25, 1999

                                 UROGEN CORP.
                       (A DEVELOPMENT STAGE ENTERPRISE)
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------



                                                      December 31,
                                                  ------------------------
                                                     1998           1997
                                                  -----------     --------
ASSETS
------

Current assets:
    Cash and cash equivalents                      $  314,983      $74,353
    Accounts receivable from related party            348,718            -
    Other current assets                               20,173            -
                                                   ----------      -------
     Total current assets                             683,874       74,353

Property and equipment, net                           383,826        2,111
Other assets                                           30,052        1,065
                                                   ----------      -------

                                                   $1,097,752      $77,529
                                                   ==========      =======

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Current liabilities:
    Accounts payable                               $  392,461    $  68,824
    Amounts due to stockholder                        315,000
    Accrued employee benefits                         200,716            -
    Other accrued liabilities                          58,280            -
    Notes payable                                     991,761            -
                                                   ----------    ---------

          Total current liabilities                 1,958,218       68,824

Deferred compensation                                  28,987            -
Advance from related party                          1,044,275            -


Commitments

Stockholders' equity:
    Preferred Stock - $0.01 par value,
      5,000,000 shares authorized:
       Series A preferred stock, 5,830 and
        none issued and outstanding                        58            -
    Common Stock - $0.001 par value,
      40,000,000 shares authorized,
      9,378,538 and 7,537,319 issued
      and outstanding                                   9,379        7,538
    Additional paid-in capital                      6,782,920      751,584
    Note receivable from stockholder                  (20,522)      (7,242)
    Deficit accumulated during
     development stage                             (8,705,563)    (743,175)
                                                   ----------    ---------

Total stockholders' equity                         (1,933,728)       8,705
                                                   ----------    ---------

                                                   $1,097,752    $  77,529
                                                   ==========    =========

                            See accompanying notes.

                                 UROGEN CORP.
                       (A DEVELOPMENT STAGE ENTERPRISE)
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     -------------------------------------


                                                                        July 1, 1991
                                   For the Year Ended December 31,     (inception) to
                                -------------------------------------   December 31,
                                    1998         1997        1996           1998
                                ------------  ----------  -----------  --------------
Revenues                        $   192,300   $  193,500  $        -     $    841,380

Costs and expenses:
 Cost of sales                            -            -           -          821,878
 Research and development         1,915,548      345,592     347,698        5,434,668
 Write-off of acquired
    in-process technology         5,455,505            -           -        5,455,505
 General and administrative         487,501      151,315     174,472        1,346,953
                                -----------   ----------   ---------     ------------
Total costs and expenses          7,858,554      496,907     522,170       13,059,004
                                -----------   ----------   ---------     ------------

Loss from operations             (7,666,254)    (303,407)   (522,170)     (12,217,624)

Other income (expense)                  300            -      63,776           64,076
Interest expense                   (306,106)                                 (306,106)
Interest income                       9,672        4,230      14,396           28,298
                                -----------   ----------   ---------     ------------

Net loss                        $(7,962,388)  $ (299,177)  $(443,998)    $(12,431,356)
                                ===========   ==========   =========     ============

Basic and diluted loss
 per share                      $     (1.00)  $    (0.04)   $   (0.07)
                                ===========   ==========    =========

Number of shares used in
 the computation of basic
 and diluted loss per share       7,997,319    7,311,573    5,979,528
                                ===========   ==========    =========

                                 See accompanying notes.

                                 UROGEN CORP.
                       (A DEVELOPMENT STAGE ENTERPRISE)
            CONSOLIDATED STATEMENT OF STOCKHOLDERS'/DIVISION EQUITY
            -------------------------------------------------------
         FOR THE PERIOD JULY 1, 1991 (INCEPTION) TO DECEMBER 31, 1998
         ------------------------------------------------------------



                                                                                                             Deficit
                                  Preferred Stock            Common Stock                       Note       Accumulated
                              ----------------------   -----------------------   Additional   Receivable      During
                              Number of                Number of                  paid-in       From       Development
                               shares       Amount      shares       Amount       Capital     Stockholder     Stage
                              ----------  ----------   ----------  -----------  -----------  ------------  ------------
Advances from Medstone
 July 1, 1991 to
 December 31, 1995                     -  $       -             -  $        -   $       -    $         -   $          -

Net loss July 1, 1991
 to December 31, 1995                  -          -             -           -            -             -              -
                              ----------  ---------    ----------  ----------   ----------   -----------   ------------
Balance at December 31, 1995           -          -             -           -            -             -              -

Capital contribution by
 Medstone                              -          -             -           -            -             -              -

Distribution of stock
 dividend and net
 assets February 9, 1996                                5,616,528       5,617      657,465             -              -

Distribution of Common Stock
 for services at $.05 per share                           363,000         363       17,787             -              -

Net loss                               -          -             -           -            -             -       (443,998)
                              ----------  ---------    ----------  ----------   ----------   -----------   ------------

Balance at December 31, 1996                            5,979,528       5,980      675,252             -       (443,998)

Issuance of Common Stock
 for cash upon exercise of
 options at $.05 per share                              1,410,000       1,410       69,090             -              -

Issuance of Common Stock
 for cash and note receivable
 at $.05 per share                                        147,791         148        7,242        (7,242)             -

Net loss                               -          -             -           -            -             -       (299,177)
                              ----------  ---------    ----------  ----------   ----------   -----------   ------------

Balance at December 31, 1997                            7,537,319       7,538      751,584        (7,242)      (743,175)

Issuance of Preferred and
  Common Stock for equipment
  and acquired in-process
  technology, net of
  issuance costs of $83,366        5,830         58     1,841,219       1,841    5,714,176

Issuance of detachable
 warrants for Common
 Stock                                                                             305,910

Interest and other related
  to note receivable
  from stockholder                                                                  11,250       (13,280)

Net loss                               -          -             -           -            -             -     (7,962,388)
                              ----------  ---------    ----------  ----------   ----------   -----------   ------------

Balance at December 31, 1998       5,830   $     58     9,378,538   $   9,379   $6,782,920   $   (20,522)  $ (8,705,563)
                              ==========  =========    ==========  ==========   ==========   ===========   ============
                                 Advances     Divisional
                                  from       Accumulated
                                 Medstone     (Deficit)        Total
                               ----------    -----------    -----------
Advances from Medstone
 July 1, 1991 to
 December 31, 1995              $ 3,888,875            -    $ 3,888,875

Net loss July 1, 1991
 to December 31, 1995                     -   (3,725,793)    (3,725,793)
                                -----------  -----------    -----------
Balance at December 31, 1995      3,888,875   (3,725,793)       163,082

Capital contribution by
 Medstone                           500,000            -        500,000

Distribution of stock
 dividend and net
 assets February 9, 1996         (4,388,875)   3,725,793              -

Distribution of Common
 Stock  for services at
 $.05 per share                           -            -        18,150

Net loss                                  -            -      (443,998)
                                -----------  -----------    -----------
Balance at December 31,1996               -            -        237,234

Issuance of Common Stock
 for cash upon exercise of
 options at $.05 per share                -            -         70,500

Issuance of Common Stock
 for cash and note
  receivable
  at $.05 per share                       -            -            148

Net loss                                  -            -       (299,177)
                                -----------  -----------    -----------
Balance at December 31, 1997              -            -          8,705

Issuance of Preferred and
  Common Stock for fixed
  assets and acquired in-
  process technology, net of
  issuance costs of $83,366               -            -      5,716,075

Issuance of detachable
  warrants for Common
  Stock                                   -            -        305,910

Interest and other related
  to note receivable for
  Common Stock                                         -         (2,030)

Net loss                                  -            -     (7,962,388)
                                -----------  -----------    -----------
Balance at December 31, 1998                                $(1,933,728)
                                                            ===========

                            See accompanying notes.

                               UROGEN CORP.
                       (A DEVELOPMENT STAGE ENTERPRISE)
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                  -----------------------------------------

                                                                               July 1, 1991
                                                                               (inception) to
                                           For the Year Ended December 31,     December 31,
                                      -------------------------------------
                                          1998         1997         1996           1998
                                      -----------   ----------   ----------    ------------
Net loss                              $(7,962,388)  $( 299,177)  $( 443,998)   $(12,431,356)
Adjustments to reconcile net
  loss to net cash used in
  operating activities:
    Write-off of in-process
      technology acquired with stock    5,455,505          -           -          5,455,505
    Expenses paid via advances
      from related party                  695,557          -           -            695,557
    Depreciation and amortization          25,715          828      120,158         520,327
    Non-cash distribution of
      common stock                           -             -         18,150          18,150
    Non-cash outside service cost            -             -        106,000         106,000
    Gain (loss) on disposal of
      fixed assets                           -             -        (63,776)        (81,807)
    Amortization of debt discount         265,640          -           -            265,640
    Change in assets and
      liabilities:
       Other current assets               (20,173)         -           -            (20,173)
       Other assets                       (28,987)      (1,065)        -            (30,052)
       Accounts payable                   323,637       53,364       15,460         392,461
       Amounts due to stockholder         315,000          -           -            315,000
       Other current liabilities          258,996          -           -            258,996
       Deferred compensation               28,987          -           -             28,987
                                      -----------   ----------   ----------    ------------
Net cash used in
  operating activities                   (642,511)    (246,050)    (248,006)     (4,506,765)

Cash flows from investing
  activities:
       Purchase of property and
         equipment                        (63,493)        (500)      (2,739)       (578,999)
                                      -----------   ----------   ----------    ------------
Net cash used in
  investing activities                    (63,493)        (500)      (2,739)       (578,999)

Cash flows from financing
  activities:
       Proceeds from notes payable      1,030,000          -           -          1,030,000
       Stock issuance costs               (83,366)         -           -            (83,366)
       Proceeds from issuance of
         common stock upon exercise
         of options                          -          70,500         -             70,500
       Proceeds from sale of
         common stock                        -             148         -                148
       Net advances from Medstone            -             -           -          3,883,465
       Capital contribution of cash
         by Medstone                         -             -        500,000         500,000
                                      -----------   ----------   ----------    ------------
Net cash provided by
  financing activities                    946,634       70,648      500,000       5,400,747
                                      -----------   ----------   ----------    ------------

Net increase(decrease) in
  cash and equivalents                    240,630     (175,902)     249,255         314,983
                                      -----------   ----------   ----------    ------------

Cash and equivalents,
  beginning of period                      74,353      250,255        1,000             -
                                      -----------   ----------   ----------    ------------

Cash and equivalents,
  end of period                       $   314,983   $   74,353   $  250,255    $    314,983
                                      ===========   ==========   ==========    ============

See Note 11 for supplemental cash flow information.

                            See accompanying notes.

                                 UROGEN CORP.
                       (A DEVELOPMENT STAGE ENTERPRISE)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                               December 31, 1998
                               -----------------


1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

UroGen Corp. (the "Company"), a Delaware corporation, was incorporated on June 30, 1995, as a wholly-owned subsidiary of Medstone International, Inc. ("Medstone"). The Company was formed from the medical biology and small molecule pharmaceuticals divisions of Medstone to continue the effort, started in 1991, to develop pharmaceuticals to treat diseases in urology, with a particular interest in prostate cancer. UroGen operated as two divisions of Medstone from July 1, 1991 to December 29, 1995.

DISTRIBUTION AND CAPITALIZATION

On December 29, 1995, Medstone declared a dividend of all of the stock of UroGen Corp. to be distributed to all Medstone stockholders. Each stockholder of Medstone received, on February 9, 1996, one share of UroGen Common Stock for each share of Medstone Common Stock held on the Record Date, December 29, 1995. The distribution resulted in the receipt by record holders of Medstone Common Stock of all of UroGen's outstanding Common Stock. Upon completion of the Distribution, there were 5,616,528 shares of UroGen Common Stock outstanding.

The distribution occurred on February 9, 1996, on which date Medstone also contributed to the capital of UroGen Corp. $500,000 cash. For financial reporting purposes, the distribution and contribution to capital have been considered effective as of January 1, 1996, and the operations of the business have been considered those of UroGen Corp. effective that date.

Additionally, effective January 1, 1996, Medstone executed a forgiveness of all intercompany advances resulting from the prior divisional funding of operations between Medstone and UroGen.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of UroGen Corp. and its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

The accompanying financial statements for the year ended December 31, 1998 have been prepared assuming the Company will continue as a going concern. However, the Company incurred net losses of $7,962,388 during 1998 and has a deficit accumulated during the development stage of $8,705,563 at December 31, 1998. During 1999, management intends to raise additional debt and/or equity financing to fund future operations and to provide additional working capital. However, there is no assurance that such financing will be consummated or obtained in sufficient amounts necessary to meet the Company's needs.

The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment is stated on the basis of cost. Depreciation is computed using the straight-line method over the useful lives of the assets, estimated at three to five years.

STOCK BASED COMPENSATION

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants to employees in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants to employees.

NET LOSS PER SHARE

Net loss per share is computed on the basis of the weighted average number of common shares outstanding during the periods presented. Loss per share assuming dilution is computed on the basis of the weighted-average number of common shares outstanding and the dilutive effect of all common stock equivalents and convertible securities. Net loss per share assuming dilution for the years ended December 31, 1998, 1997 and 1996 is equal to net loss per share due to the fact that the effect of common stock equivalents outstanding during the periods, including stock options, warrants and convertible debt, are antidilutive.

INCOME TAXES

The Company provides for income taxes under the principles of Statement of Financial Accounting Standards No. 109, which requires that provision be made for taxes currently due and for the expected future tax effects of temporary differences between book and tax bases of assets and liabilities.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

COMPREHENSIVE INCOME

During 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income. Comprehensive income
(loss) was not different than net income (loss) in 1997 or 1998.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain reclassifications of prior year balances have been made to conform to the current year presentation.

2.   ACQUISITION OF TECHNOLOGY AND RELATED AGREEMENTS

In July 1998, the Company executed various agreements with Baxter Healthcare Corporation pursuant to which the Company acquired certain rights and assets from Baxter. Under the terms of the agreements, the Company obtained the rights to Baxter's adenoviral-based gene transfer technologies and certain equipment in exchange for 5,830 shares of non-voting convertible Series A Preferred Stock and 1,841,219 shares of Common Stock of the Company. The shares issued to acquire the gene transfer technologies were valued at $5,455,505 based on the fair value of the stock on the date of issuance and was charged to acquired in-process technology due to the early stage of development of such technology. The value of the stock issued for fixed assets was $343,937 based upon the fair value of those assets.

Baxter will provide funding to the Company for continued research and development of this technology as it relates to the treatment of hemophilia under the Developmental Collaboration Agreement. Baxter will provide such funding through the date on which the treatment of the first patient in a Phase I clinical trial begins. This development funding is provided under a Credit Agreement. The balance outstanding under the Credit Agreement as of December 31, 1998 was $1,044,275. Under the terms of the Credit Agreement, the amounts outstanding under the Credit Agreement are due and payable on December 31 of each year during the term of the agreement. At the Company's option, the amounts may be paid by issuing to Baxter the number of shares of Series B Preferred Stock determined by dividing the outstanding amount under the Credit Agreement by one thousand. The balance has been presented as a non-current liability on the accompanying balance sheet due to the conversion feature and because the Company intends to convert the debt rather than repay it with cash. Amounts outstanding under the Credit Agreement do not accrue interest unless the Company is in default, in which case the amount due bears interest at prime plus 4%. In January 1999, the Company issued 704 shares of Series B Preferred Stock to convert $704,000 outstanding under the Credit Agreement. The remaining $340,276 will be converted at December 31, 1999.

The Company entered into a Distribution Agreement with Baxter whereby Baxter will have an exclusive, worldwide right to market, sell and distribute all products which may be developed under the Developmental Collaboration Agreement. The term of the Distribution Agreement is the longer of ten years from the date of regulatory approval of the first product or the expiration of the last to expire of any related patents issued on or before ten years from the date of regulatory approval.

The Company, Baxter and certain founding shareholders (the "Founders") entered into the Investor Rights Agreement under which the shares held by these entities are subject to certain restrictions on transferability of the shares until July 8, 2003 and have certain registration rights. Additionally, under this agreement, Baxter has the right to purchase up to twenty percent of any new securities issued and has the obligation to purchase Series C Preferred Stock at a price of $1,000 per share upon the Company's achievement of the following milestones: (i) $2,000,000 upon treatment of the first patient in a Phase I clinical trial for a product developed under the Developmental Collaboration Agreement; (ii) $5,000,000 upon commencement of Phase III clinical trials of a product developed under the Developmental Collaboration Agreement; and (iii) $10,000,000 upon approval by the Food and Drug Administration of a product developed under the Developmental Collaboration Agreement.

3.   PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:


                            December 31,  December 31,
                                1998          1997
                            ------------  ------------

Equipment                   $    372,276  $      3,239
Furniture and fixtures            16,063             -
Leasehold improvements            22,330             -
                            ------------  ------------
                                 410,669         3,239
Accumulated depreciation          26,843         1,128
                            ------------  ------------
                            $    383,826  $      2,111
                            ============  ============

4.   NOTES PAYABLE

In July 1998, the Company received $1,030,000, representing proceeds from the sale of unsecured convertible notes payable, which bear interest at 8% per annum and are due on June 30, 1999, unless previously converted. The notes are convertible, at the option of the holder, into common stock at $1.00 per share, and automatically convert into common stock immediately prior to the filing of any registration statement to register the resale of the underlying shares.

In addition, each note holder received a warrant to purchase a number of shares of common stock of the Company equal to one share for each $2.00 of principal under the purchased note. The warrants are exercisable for seven years from issuance and have an exercise price of $0.74 per share. The fair value of the warrants is being amortized to interest expense over the term of the notes. Amortization during the year ended December 31, 1998 was $265,640.

5.   STOCKHOLDERS' EQUITY

PREFERRED STOCK

The Company is authorized to issue 5,000,000 shares of Preferred Stock $0.01 par value. As of December 31, 1998, 40,000, 10,000 and 17,000 shares were designated Series A, Series B and Series C, respectively.

As of December 31, 1998, there were 5,830 shares of Series A Preferred Stock outstanding. Holders of the Series A Preferred Stock are not entitled to receive dividends, have a liquidation preference amount of ten dollars ($10.00) per share and have no voting rights. The Series A Preferred Stock is convertible to Common Stock on a 1000 to 1 basis; provided, however, that no shares are convertible prior to July 8, 2001.

As of December 31, 1998, there were no shares of Series B Preferred Stock issued and outstanding. It is anticipated that Series B Preferred Stock will be issued only to Baxter in payment for amounts funded by Baxter under the Credit Agreement. Holders of the Series B Preferred Stock are not entitled to receive dividends, have a liquidation preference amount of one thousand dollars ($1,000.00) per share prior to any distribution to holders of Series A Preferred Stock and holders of Common Stock and have no voting rights, except for a vote as to whether the Company may issue additional Series B Preferred Stock. The Series B Preferred Stock may be converted into Common Stock or to Series A Preferred Stock at the option of the holder, and converts automatically to Common Stock upon the earlier of (i) the first business day following the treatment of the first patient under an Initial New Drug Application for a Collaboration Product (as defined) commences in a Phase I Clinical Trial (the "IND Milestone Date"), (ii) the date five years after the last advance of funds by Baxter under the Credit Agreement between Baxter and the Company through and including the IND Milestone Date and (iii) automatic conversion pursuant to the terms of the Credit Agreement. The Series B Preferred Stock is convertible to Common Stock in an amount equal to (a) the quotient of (i) the Liquidation Value (adjusted for recapitalizations), divided by (ii) one hundred and ten percent (110%) of the per share Fair Market Value of the Company's Common Stock (as defined), multiplied by (b) the number of shares of Series B Preferred converted. The Series B Preferred Stock is convertible into Series A Preferred on a one for one basis. The "Liquidation Value" is initially $1,000 per share of Series B Preferred. In January 1999, 704 shares of Series B Preferred Stock were issued to Baxter to convert $704,000 outstanding under the Credit Agreement.

As of December 31, 1998, there were no shares of Series C Preferred Stock issued and outstanding. It is anticipated that Series C Preferred Stock will be sold only to Baxter upon UroGen meeting certain specified milestones (the "Series C Milestones"). Holders of the Series C Preferred Stock are not entitled to receive dividends, have a liquidation preference amount of one thousand dollars ($1,000.00) per share prior to any distribution to holders of Series A Preferred Stock and to holders of Common Stock and have no voting rights, except as to the issuance of additional Series C Preferred Stock. Each share of Series C Preferred may be converted into Common Stock or to Series A Preferred Stock at the option of the holder, and converts automatically to Common Stock upon the earlier of (i) the first business day following the approval by the FDA of the right to market, sell or distribute any product using the Mini-Ad Vector Technology for treatment of blood clotting disorders in humans relating to Hemophilia A, which product has been developed pursuant to the Developmental Collaboration Agreement between Baxter and the Company and (ii) the date seven years after the achievement of the most recently achieved Series C Milestone. The Series C Preferred Stock is convertible to Common Stock in an amount equal to (a) the quotient of (i) the Liquidation Value (adjusted for Recapitalizations), divided by (ii) one hundred and ten percent (110%) of the per share Fair Market Value of the Company's Common Stock (as defined), multiplied by (b) the number of shares of Series C Preferred converted. The Series C Preferred Stock is convertible into Series A Preferred on a one for one basis.

COMMON STOCK

The Company is authorized to issue 40,000,000 shares of Common Stock $0.001 par value. As of December 31, 1998, there are 9,378,538 shares issued and outstanding.

In February 1997, the Company entered into a License Agreement with The Immune Response Corporation (the IRC License), a public biotechnology company. The Company obtained an exclusive license to use certain patented technologies to develop and commercialize products based upon the licensed patent rights. The IRC License requires the Company to pay future cash royalties to the licensor based upon net sales. In connection with this agreement, the Company entered into a Stock and Warrant Purchase Agreement with IRC whereby the Company issued 147,791 shares of Common Stock at $.05 per share for total proceeds of $7,390. See description of the Immune Response Corporation warrant below.

WARRANTS

Holders of the convertible notes payable also hold warrants to purchase 515,000 shares of Common Stock at an exercise price of $0.74 per share (Note 4).

The Company granted to IRC a warrant to purchase additional shares in the Company to maintain a fully-diluted ownership percentage of two percent (2%) or increase its ownership percentage up to three percent (3%). Such warrant rights are exercisable at prices ranging from $.03 to $.04 per share. Such warrant rights expire sixty days after the later of March 5, 1999 or the first date on which the aggregate outstanding shares of the Company equals or exceeds 15,000,000 shares on a fully diluted basis.

In 1997 the Company issued warrants to purchase 200,000 shares of Common Stock to an officer of the Company. These warrants are exercisable at $.05 per share and expire on July 31, 2001.

STOCK OPTIONS

The 1995 Director Option Plan (the "Director Plan") was adopted by the Board and approved by the stockholders in 1995, to provide automatic, nondiscretionary grants of options to non-employee directors of the Company. A total of 100,000 shares of Common Stock have been reserved for issuance under the Director Plan. The Director Plan provides that each non-employee director is automatically granted an option to purchase 10,000 shares of UroGen Common Stock upon his or her initial election or appointment as a non-employee director. Subsequently, each non-employee director who has served for at least six months will be granted an additional option to purchase 5,000 shares of UroGen Common Stock on December 31 of each year so long as he or she remains a non-employee director. The exercise price of options granted to non-employee directors must be the fair market value of UroGen Common Stock on the date of grant.

Options granted to non-employee directors have a ten-year term, subject to a non-employee director's continued service as a director. The initial options granted to non-employee directors vest over three years at the rate of one-third per year and the annual options vest one year from the date of grant. As of December 31, 1998, options to purchase 35,000 shares of Common Stock to non-employee directors had been granted under The Director Option Plan and options to purchase 20,000 shares were vested.

The 1995 Stock Plan was adopted by the Board of Directors (the "Board") and authorized by the Stockholders in 1995 and authorizes the Board or one or more committees which the Board may appoint from among its members (the "Committee"), to grant options and rights to purchase Common Stock to officers, key employees consultants and certain advisors to the Company. Options granted under the 1995 Stock Plan may be either "incentive stock options" as defined in
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonstatutory stock options, as determined by the Board or the Committee. The 1995 Stock Plan initially reserved 1,850,000 shares for issuance under the Plan to be increased the first day of each year by the number of shares equal to two percent of the Company's total outstanding common shares. Options granted pursuant to the 1995 Stock Plan above have exercise periods of ten years and vest over one to four years.

As of December 31, 1998, management and the Board had committed to issue options to purchase 2,391,183 shares of Common Stock to employees under a new stock option plan once adopted by the Board.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee and director stock options and warrants, because, as discussed below, the alternative fair value accounting provided for under SFAS 123, "Accounting for Stock-based Compensation," requires use of option valuation models that were not developed for use in valuing employee and director stock options and warrants. Under APB 25, when the exercise price of the Company's employee stock options equals the market price or fair value of the underlying stock on the date of grant, no compensation expense is recognized.

The following table summarizes the activity of the Company's stock options:


                                 Employee    Director     Weighted
                                   Stock      Stock       Average
                                  Options    Options   Exercise Price
                                -----------  --------  --------------

Balance at December 31, 1995      1,160,000       -             $0.05

Granted                             250,000    15,000           $0.05
Exercised                              -          -              -
Canceled                               -          -              -
Expired                                -          -              -
                                -----------  --------  --------------

Balance at December 31, 1996      1,410,000    15,000           $0.05

Granted                             350,000     5,000           $0.05
Exercised                        (1,410,000)      -             $0.05
Canceled                               -          -              -
Expired                                -          -              -
                                -----------  --------  --------------
Balance at December 31, 1997        350,000    20,000           $0.05

Granted                                -       15,000           $0.33
Exercised                              -          -              -
Canceled                               -          -              -
Expired                                -          -              -
                                -----------  --------  --------------

Balance at December 31, 1998        350,000    35,000           $0.06
                                ===========  ========  ==============

In January 1997, four officers of the Company exercised options to purchase a total of 1,410,000 shares of Common Stock at $.05 per share for total cash proceeds of $70,500.

The following Common Stock is reserved for future issuance at December 31, 1998:

Stock options
    Granted and outstanding                    385,000
    Reserved for future grants                 672,668
                                             ---------
                                             1,057,668
Warrants                                       848,748
Series A Preferred Stock                     5,830,000
Convertible debt                             1,030,000
                                             ---------
                                             8,766,416
                                             =========

Options outstanding as of December 31, 1998:
                                                                      Weighted
                                  Weighted                            Average
                                   Average    Weighted                Exercise
                                Contractual   Average                 Price of
Exercise           Options        Life in     Exercise    Options      Options
Price            Outstanding       Years       Price    Exercisable  Exercisable
--------------  -------------  -------------  --------  -----------  -----------

    $ 0.05            370,000         8.23     $0.05      210,553        $0.05
     $0.33             15,000        10.00     $0.33            -            -

Pro forma information regarding net loss and net loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998 and 1997: a risk-free interest rate of 6%, a dividend yield of 0%, a volatility factor of the expected market price of the Company's common stock of 65% and 50%, respectively, and an expected life of the option of two to five years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


                                      1998             1997
                                   ------------     -----------
Pro forma net loss                 $(7,964,255)     $(307,352)
Pro forma net loss per share       $     (1.00)     $   (0.04)


The pro forma results above for 1998 and 1997 are not likely to be representative of the effects of applying SFAS 123 on reported net income or loss for future years as these amounts reflect the expense for less than four years of vesting.

6. INCOME TAXES

Prior to the distribution of UroGen Common Stock by Medstone, income taxes had been allocated to the Company on a "separate return" basis whereby such amounts were determined as if the Company were a separate taxable entity. However, the Company's net operating losses and research and development credits incurred through December 31, 1995 were included in the consolidated tax returns of Medstone and were fully utilized. As a result, the Company's available net operating losses and research and development credits to offset future taxable income are limited to amounts incurred during the three-year period ended December 31, 1998. The Company has established a valuation allowance to fully offset its deferred tax assets in accordance with Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Accordingly, no benefit for the Company's deferred tax assets has been recognized, as its realization is uncertain.

Deferred tax assets are comprised of the following:

                                                 December 31,   December 31,
                                                     1998           1997
                                                 -------------  -------------
Loss carryforwards                               $  1,284,000   $     279,000
Research and development credit carryforwards          99,000          29,000
Capitalized research and development                2,149,000             -
Other, net                                             63,000           8,000
                                                 ------------   -------------
Total deferred tax assets                           3,595,000         316,000
Valuation allowance                                (3,595,000)       (316,000)
                                                 ------------   -------------
Net deferred tax assets                          $        -     $         -
                                                 ============   =============

As of December 31, 1998, the Company has Federal and state net operating loss carryforwards of approximately $3,146,000 and $3,184,000, respectively, which will begin to expire in 2011 and 2001, respectively, unless previously utilized.

The company has Federal and state research and development credit carryforwards of approximately $75,000 and $37,000, respectively, which will begin to expire in 2011 unless previously utilized.

Under Internal Revenue Code Sections 382 and 383, the Company's use of its net operating loss and tax credit carryforwards could be limited in the event of certain cumulative changes in the Company's stock ownership.

7.   REVENUES

For the year ended December 31, 1998, $143,500 of the revenues was from a research agreement, and $48,800 was from a research grant.

8.   RELATED PARTY BALANCES AND TRANSACTIONS

During 1996, the Company issued 339,000 shares of Common Stock valued at $.05 per share and transferred property and equipment with a book value of $42,224 to a research organization, which is also a stockholder, in connection with the execution of an Affiliation Agreement and for services rendered. Additionally, during 1998, 1997 and 1996, the Company paid the research organization $115,493, $53,741 and $67,000, respectively, for rent, license fees and services (Note 9).

During 1998, 1997 and 1996, the Company paid four stockholders/officers a total of $81,250, $222,379 and $134,000, respectively, for consulting services.

9.   COMMITMENTS

FACILITIES

The Company entered into a sublease agreement with an affiliated research organization under which the Company leases approximately 4,800 square feet of office and laboratory space through May 2000. Future minimum rent payments under this agreement are $168,552 for 1999 and $70,230 for 2000. For the years ended December 31, 1998, 1997 and 1996, rent expense was approximately $93,000, $36,000 and $67,000, respectively.

LICENSES

The Company entered into the IRC License in March 1997, which was amended in January 1999. Under the IRC License, the Company is obligated to make a milestone payment to Immune Response Corporation of $200,000 upon the approval by the Food and Drug Administration or the governing health authority of any other country of its first product related to the licensed technology. This fee can be offset against future royalty payments. The Company is obligated to pay royalties on its net sales revenue and a percentage of all revenues received from sublicenses relating to the tumor radiosensitization gene therapy technology. Additionally, the Company agreed in the January 1999 amendment to reimburse IRC for past patent expenses relating to the licensed technology in the amount of $59,400 payable during 1999.

In November 1997, the Company entered into a license agreement with an individual and an affiliated research organization (Note 8) under which the Company obtained an exclusive right to certain technology for commercial purposes. The Company is obligated to pay royalties on its net sales revenues and a percentage of revenues from sublicenses relating the technology (the "Running Royalties"). Additionally, the Company is required to make minimum annual royalties of $30,000 for the duration of the agreement. The minimum annual royalties may be credited against Running Royalties, as defined, for that year. If there are no Running Royalties to offset the annual royalty, one-half of the annual royalty may be carried forward to offset Running Royalties from the following year. Within thirty days of the Company entering into an agreement with a corporate partner or strategic alliance relationship related to this technology, the Company shall pay a minimum of $12,500 per month to fund additional research.

In September 1996, the Company entered into a license agreement with the Regents of the University of California to license rights to certain patents and continuing applications thereof in the field of diagnosis of metastases by nucleic acid amplification. The Company is required to pay an annual license maintenance fee of $10,000 until the Company is selling licensed product. The Company is also required to pay milestone fees of $25,000 upon filing an Initial New Drug Application on a licensed product or method with the Food and Drug Administration and $50,000 upon marketing approval of a licensed product or method by the FDA. The Company will pay royalties on its net sales revenues of licensed products or methods. A minimum annual royalty of $50,000 is payable beginning with the year of first commercial sale of licensed product, but no later than the fifth year of the agreement. The minimum annual royalty will be credited against earned royalty due for the year in which the annual minimum payment was made.

10.  PROFIT SHARING PLAN

In 1998, the Company established a savings plan which covers all employees working more than 1,000 hours per year which has been established pursuant to the provisions of Section 401(k) of the Internal Revenue Code. Contributions to the plan are discretionary and vest over a four-year period. Employer contributions during the year ended December 31, 1998 were $13,960.

11.  SUPPLEMENTAL CASH FLOW INFORMATION

As more fully described in Note 2, in 1998 the Company acquired certain technology and equipment in exchange for 5,830 shares of Series A Preferred Stock and 1,841,219 shares of Common Stock of the Company valued at $5,799,442. The equipment acquired was valued at $343,937 based on an appraisal.

During the third quarter of 1998, a portion of the Company's operations were located at Baxter's facility. The costs incurred for such operations of $695,557 were reimbursed to Baxter via the Credit Agreement (Note 2).

                                 UROGEN CORP.
                       (A DEVELOPMENT STAGE ENTERPRISE)
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                MARCH 31,        DECEMBER 31
                                                                                   1999             1998
                                                                               ----------        -----------
                                                                               (unaudited)
ASSETS
Current assets:
   Cash and cash equivalents                                                   $       664,973   $     314,983
   Accounts receivable from related party                                                    -         348,718
   Other current assets                                                                  2,703          20,173
                                                                               ---------------   -------------
       Total current assets                                                            667,676         683,874

Property and equipment, net                                                            376,794         383,826
Other assets                                                                            82,295          30,052
                                                                               ---------------   -------------

                                                                               $     1,126,765   $   1,097,752
                                                                               ===============   =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                            $       335,334   $     392,461
   Amounts due to stockholder                                                                -         315,000
   Accrued employee benefits                                                           165,536         200,716
   Other accrued liabilities                                                            90,218          58,280
   Notes payable                                                                     1,030,000         991,761
                                                                               ---------------   -------------
       Total current liabilities                                                     1,621,088       1,958,218

Deferred compensation                                                                   71,130          28,987
Advance from related party                                                           1,432,222       1,044,275

Commitments

Stockholders' equity:
   Preferred Stock - $0.01 par value, 5,000,000 shares authorized:
         Series A Preferred Stock, 6,534 and 5,830
           issued and outstanding                                                           58              58
         Series B Preferred Stock, 704 and none
           issued and outstanding                                                            7               -
   Common Stock - $0.001 par value, 40,000,000
       shares authorized; 9,408,755 and 9,378,538
       issued and outstanding                                                            9,409           9,379
   Additional paid-in capital                                                        7,488,394       6,782,920
   Note receivable from stockholder                                                          -         (20,522)
   Deficit accumulated during development stage                                     (9,495,543)     (8,705,563)
                                                                               ---------------   -------------
         Total stockholders' equity                                                 (1,997,675)     (1,933,728)
                                                                               ---------------   -------------

                                                                               $     1,126,765   $   1,097,752
                                                                               ===============   =============

                            See accompanying notes.

                                 UROGEN CORP.
                       (A DEVELOPMENT STAGE ENTERPRISE)
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                -----------------------------------------------
                                  (UNAUDITED)

                                                                               THREE MONTHS ENDED                    JULY 1, 1991
                                                                           ----------------------------------       (INCEPTION) TO
                                                                               MARCH 31,            MARCH 31,           MARCH 31,
                                                                                  1999                 1998               1999
                                                                           -------------           ----------          ----------
Revenue                                                                    $           -           $  120,550        $    841,380
                                                                           -------------          -----------        ------------
Costs and expenses:
  Cost of sales                                                                        -                    -             821,878
  Research and development                                                       539,276              145,830           5,973,944
  Write-off of acquired in-process technology                                          -                    -           5,455,505
  Selling, general and administrative                                            195,449               93,517           1,542,402
                                                                           -------------          -----------        ------------

Total costs and expenses                                                         734,725              239,347          13,793,729
                                                                           -------------          -----------        ------------

Loss from operations                                                            (734,725)            (118,797)        (12,952,349)

Other income (expense)                                                               905                    -              64,981
Interest expense                                                                 (58,839)                   -            (364,945)
Interest income                                                                    2,689                  477              30,987
                                                                           -------------          -----------        ------------

Net loss                                                                   $    (789,970)          $ (118,320)       $(13,221,326)
                                                                           =============          ===========        ============

Basic and diluted loss per share                                           $       (0.08)          $   ( 0.02)
                                                                           =============          ===========
Number of shares used in the computation of basic and
   diluted loss per share                                                      9,382,705            7,537,319
                                                                           =============          ===========

                            See accompanying notes.

                                 UROGEN CORP.
                       (A DEVELOPMENT STAGE ENTERPRISE)
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                -----------------------------------------------
                                  (UNAUDITED)

                                                                                                       JULY 1, 1991
                                                                      FOR THE THREE MONTHS ENDED      (INCEPTION) TO
                                                                             MARCH 31,                    MARCH 31,
                                                                         1999              1998             1999
                                                                     ------------       -----------    --------------
Net loss                                                             $   (789,970)      $  (118,320)   $  (13,221,326)
Adjustments to reconcile net loss to net cash used
   In operating activities:
     Write-off of in-process technology acquired with stock                     -                 -         5,455,505
      Expenses paid via advances from related  party                            -                 -           695,557
      Depreciation and amortization                                        28,004               246           548,331
      Distribution of common stock for services                                 -                 -            18,150
      Non-cash outside service cost                                             -                 -           106,000
      Gain (loss) on disposal of fixed assets                                   -                 -          (81,807)
      Amortization of debt discount                                        38,752                 -           304,392
      Change in assets and liabilities:
            Accounts receivable                                                 -           (71,750)                -
            Other current assets                                           17,470                 -           (2,703)
            Other assets                                                  (52,243)                -          (82,295)
            Accounts payable                                              (57,127)          165,615           335,334
            Amounts due to stockholder                                   (315,000)                -                 -
            Other current liabilities                                      (3,242)                -           255,754
            Deferred compensation                                          42,143                 -            71,130
                                                                     ------------       -----------    ---------------

Net cash used in operating activities                                  (1,091,213)          (24,209)       (5,597,978)

Cash flows from investing activities:
   Purchase of property and equipment                                     (20,972)                -          (599,971)
                                                                     -------------      -----------    --------------

Net cash used in investing activities                                     (20,972)                -          (599,971)

Cash flows from financing activities:
   Advances from related party                                          1,440,664                 -         1,440,664
   Repayment of note receivable from stockholder                           20,000                 -            20,000
   Proceeds from notes payable                                                  -                 -         1,030,000
   Stock issuance costs                                                         -                 -          (83,366)
   Proceeds from issuance of common stock upon exercise                     1,511                 -            72,011
   of options
   Proceeds from sale of Common Stock                                           -                 -               148
   Net advances from Medstone                                                   -                 -         3,883,465
   Capital contribution by Medstone                                             -                 -           500,000
                                                                     ------------       -----------    --------------

Net cash provided by financing activities                               1,462,175                 -         6,862,922
                                                                     ------------       -----------    --------------

Net increase (decrease) in cash and equivalents                           349,990           (24,209)          664,973

Cash and equivalents, beginning of period                                 314,983            74,353                 -
                                                                     ------------       -----------    --------------

Cash and equivalents, end of period                                  $    664,973       $    50,144    $      664,973
                                                                     ============       ===========    ==============

                            See accompanying notes.

                                 UROGEN CORP.
                       (A DEVELOPMENT STAGE ENTERPRISE)

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        --------------------------------------------------------------
                                MARCH 31, 1999
                                --------------


1. The unaudited financial information furnished herein, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, which are necessary to state fairly the consolidated financial position, results of operations, and cash flows of UroGen Corp. as of and for the periods indicated. UroGen presumes that users of the interim financial information have read or have access to the Company's audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 1998 and that the adequacy of additional disclosure needed for a fair presentation, except in regard to material contingencies or recent significant events, may be determined in that context. Accordingly, footnote and other disclosures which would substantially duplicate the disclosures contained in Form 10-KSB for the year ended December 31, 1998 filed on March 31, 1999 by the Company have been omitted. The financial information herein is not necessarily representative of a full year's operations.

2. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred net losses of $789,970 during the three months ended March 31, 1999 and has a deficit accumulated during its development stage of $9,495,543 at March 31, 1999. While management intends to raise additional debt and/or equity financing to fund future operations and to provide additional working capital, cash raised through the sale of the unsecured notes (Note 4) as well as funds provided by Baxter Healthcare Corporation ("Baxter") are expected to finance the Company's operations through February 2000.

     The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

3. In accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share, net loss per share is based on the average number of shares of Common Stock outstanding during the three-month periods ended March 31, 1999 and 1998. Equivalent shares arising from convertible preferred stock, convertible debt, warrants for Common Stock and outstanding stock options have not been included in the computation of net loss per share as their effect would be antidilutive.

4. In April 1999, the Company closed a financing in which we received $400,000 representing proceeds from the sale of unsecured convertible notes payable, which bear interest at 8% per annum and are due on March 30, 2000, unless previously converted. The notes are convertible, at the option of the holder , into Common Stock at $0.30 per share, and automatically convert into Common Stock immediately prior to the filing of any registration statement to register the resale of the underlying shares.

     In addition, each note holder received a warrant to purchase the same number of shares of Common Stock as their notes convert into. The warrants are exerciseable for seven years from issuance and have an exercise price of $0.30 per share.

================================================================================

     No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, in connection with the offer made by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the corporation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the corporation since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized to do so or to anyone to whom it is unlawful to make such offer or solicitation in such jurisdiction.

--------------------------------------------------------------------------------
                               TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                       Page
                                                                       ----
Available Information..................................................   2
Prospectus Summary.....................................................   3
The Offering...........................................................   3
The Company............................................................   4
Risk Factors...........................................................   6
Use of Proceeds........................................................  14
Price Range of Common Stock............................................  14
Dividend Policy........................................................  14
Capitalization.........................................................  15
Selected Consolidated Financial Data...................................  16
Management's Discussion and Analysis of Financial Condition and
 Results of Operations.................................................  17
Business...............................................................  22
Management.............................................................  29
Certain Relationships and Related Transactions.........................  35
Description of Capital Stock...........................................  39
Directors, Executive Officers, 5% Stockholders and Selling
 Securityholders.......................................................  42
Plan of Distribution...................................................  44
Legal Matters..........................................................  45
Experts................................................................  45
Index to Consolidated Financial Statements............................. F-1



                                 UroGen Corp.




                       4,284,894 SHARES OF COMMON STOCK


--------------------------------------------------------------------------------
                                  PROSPECTUS
--------------------------------------------------------------------------------




                                June 22, 1999

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the Selling Securityholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

                                                                      Amount
                                                                      ------
SEC registration fee...............................................  $   347
Accounting fees and expenses.......................................    5,000
Legal fees and expenses............................................   10,000
Printing expenses..................................................    4,000
Miscellaneous fees and expenses....................................    3,000
                                                                     -------
Total..............................................................  $22,347
                                                                     =======

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under Securities Act. The Registrant's Bylaws provide that the Registrant will indemnify its directors and executive officers and may indemnify other officers to the fullest extent permitted by law. Under its Bylaws, indemnified parties are entitled to indemnification for negligence, gross negligence and otherwise to the fullest extent permitted by law. The Bylaws also require the Registrant to advance litigation expenses in the case of stockholder derivative actions or other actions. The indemnified party is required to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

  In addition, the Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, it directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director is subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violation of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as federal securities laws or state or federal environmental laws.

  The Registrant has entered into indemnity agreements with each of it directors and executive officers. Such indemnity agreements contain provisions that are in some respects broader than the specific indemnification provisions contained in Delaware law.

  The foregoing summaries are necessarily subject to the complete text of the statute, the Articles, the Bylaws and agreements referred to above and are qualified in their entirety by reference thereto.

  Reference is made to the form of Note and Warrant Purchase Agreements included below as Exhibits 10.9 and 10.11 for provisions regarding indemnification of the Company's officers, directors and controlling persons against liabilities, including liabilities under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

  Since the distribution of the Company's stock in February 1996, the Company has issued the following unregistered securities:

  (1) In June 1996, the Company issued 363,000 shares of Common Stock at a price of $0.05 per share to Sidney Kimmel related to an Affiliation Agreement (see "Certain Relationships and Related Transactions").

  (2) In March 1997, the Company issued 147,791 shares of Common Stock at a price of $0.05 per share to The Immune Response Corporation related to a License Agreement (see "Management's Discussion and Analysis of Financial Condition and Results of Operations"). The Company also issued The Immune Response Corporation a warrant to purchase additional shares to maintain a fully-diluted ownership percentage of two percent (2%) or increase its ownership to three percent (3%) with exercise prices ranging from $0.03 to $0.04 per share.

  (3) In August 1997, the Company issued a warrant to purchase 200,000 shares of Common Stock to an officer of the Company. The warrant is exercisable at $0.05 per share and expires on July 31, 2001.

  (4) In July 1998 and April 1999, the Company issued Convertible Subordinated Notes which are convertible into 1,030,000 and 1,333,333 shares of Common Stock, respectively. Holders of the Convertible Subordinated Notes also received warrants to purchase 515,000 and 1,333,333 shares of common stock at $0.74 and $0.30, respectively. (See "Certain relationships and related transactions").

  (5) In July 1998, the Company issued 1,841,219 shares of Common Stock and 1,841 shares of Series A Preferred Stock to Baxter Healthcare Corporation related to the purchase of exclusive rights to certain technologies and certain related equipment (see "Certain Relationships and Related Transactions").

  (6) In January 1999, the Company issued 704 shares of Series B Preferred Stock to Baxter Healthcare Corporation to convert amounts funded under the Developmental and Collaboration Agreement (see "Certain Relationships and Related Transactions").

UroGen Corp. relied on the exemption from registration provided by Rule 506 of Regulation D, and Section 4(2) under the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

       (a)    Exhibits

Exhibit No.   DESCRIPTION

   2.1           Distribution Agreement between the Company and Medstone
                 International Inc.*
   2.2 Asset Purchase Agreement, dated as of February 28, 1998, UroGen and Baxter Healthcare Corporation*
   2.3 Amendment to Asset Purchase Agreement, dated as of May 27, 1998, between UroGen and Baxter.*
   3.1           Certificate of Incorporation of the Company*
   3.2           Bylaws of the Company*
   3.3 Certificate of Designation of Preferences and Rights of Series A Preferred Stock of UroGen.*
   3.4 Certificate of Designation of Preferences and Rights of Series B Preferred Stock of UroGen.*
   3.5 Certificate of Designation of Preferences and Rights of Series C Preferred Stock of UroGen.*
   5.1 Opinion of Wilson Sonsini Goodrich & Rosati as to the legality of securities being registered
  10.1 Contribution Agreement between the Company and Medstone International, Inc. dated October 31, 1995*
  10.2           Form of Indemnification Agreement*
  10.3           UroGen Corp. 1995 Stock Plan*
  10.4           UroGen Corp. 1995 Director Option Plan*

  10.5           License Agreement, dated March 5, 1997, between UroGen and The
                 Immune Response Corporation.*
  10.6           Amendment to License Agreement, dated January 29, 1999, between
                 UroGen and The Immune Response Corporation.*
  10.7           License Agreement, dated November 5, 1997, by and among UroGen,
                 Sidney Kimmel Cancer Center and Daniel A. Mercola, M.D., Ph.D.*
  10.8           License Agreement, dated September 20, 1996 between UroGen and
                 The Regents of the University of California.*
  10.9           Form of Note and Warrant Purchase Agreement, dated July 8, 1998 between UroGen and various investors.*
  10.10          Warrant Certificate, dated July 31, 1997, between UroGen and
                 Robert E. Sobol.*
  10.11          Distribution Agreement, dated July 8, 1998, by and among Urogen and Baxter.*
  10.12          Investor Rights Agreement, dated July 8, 1998, between UroGen and Baxter.*
  10.13          Developmental Collaboration Agreement, dated July 8, 1998
                 between UroGen and Baxter.*
  10.14          Credit Agreement, dated July 8, 1998, between UroGen and
                 Baxter.*
  10.15          Technology License Agreement, dated July 8, 1998, between
                 UroGen and Baxter.*
  10.16          Form of Note and Warrant Purchase Agreement, dated April 28,
                 1999 between UroGen and various investors.
  10.17          UroGen Corp. 1999 Stock Plan
  23.1           Consent of Ernst & Young LLP, Independent Auditors
  23.2           Consent of Wilson Sonsini Goodrich & Rosati (included in the opinion filed as Exhibit 5.1 hereto)
  24.1           Power of Attorney (contained on page II-5 hereto)
  27             Financial Data Schedule*

__________________________________________

*  Previously filed.

     (b)  Financial Statement Schedules

     All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-offering amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that such a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 16th day of June, 1999.

                                UROGEN CORP.


                                By: /s/ ROBERT E. SOBOL
                                    --------------------------------------------

                                President, Chief Executive Officer, and Director

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below appoints Paul D. Quadros, Robert E. Sobol and Carin D. Sandvik, and each of them his/her true and lawful attorneys-in-fact and agent with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including any post-effective amendments as well as any related registration statement (or amendment thereto) filed in reliance upon Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  NAME                                            TITLE                                  DATE
-----------------------------------------       ---------------------------------------------------     -------------------------
/s/ PAUL D. QUADROS                             Chairman of the Board, Chief Financial Officer
-----------------------------------------       and Director (Principal Financial Officer)               June 16, 1999

/s/ ROBERT E. SOBOL                             President, Chief Executive Officer and Director          June 16, 1999
-----------------------------------------

/s/ WEI WEI ZHANG                               Senior Vice President, Chief Scientific Officer
-----------------------------------------       and Director                                             June 16, 1999

/s/ CARIN D. SANDVIK                            Corporate Controller and Corporate Secretary
-----------------------------------------       (Principal Accounting Officer)                           June 16, 1999

/s/ PETER E. BERNARDONI                         Director                                                 June 16, 1999
-----------------------------------------

                  NAME                                            TITLE                                  DATE
-----------------------------------------       ---------------------------------------------------     -------------------------
/s/ IVOR ROYSTON                                Director                                                June 16, 1999
-----------------------------------------

/s/ VICTOR W. SCHMITT                           Director                                                June 16, 1999
-----------------------------------------